Exhibit 2.4

CWB reports third quarter 2024 performance

Edmonton, August 30, 2024 – CWB Financial Group (TSX: CWB) (CWB) announced financial performance for the three and nine months ended July 31, 2024, with quarterly common shareholders’ net income of $41 million, diluted earnings per common share (EPS) of $0.43, and adjusted EPS(1) of $0.60.

“Our teams delivered strong pre-tax, pre-provision income(1) this quarter through targeted loan growth and an optimized funding mix that drove a significant improvement in net interest margin(1),” said Chris Fowler, President and CEO.

“Our third quarter performance was negatively impacted by a significant increase in the provision for credit losses on impaired loans(1). The increase primarily related to two loans where borrower-specific circumstances resulted in unusually large provisions for these specific exposures. We anticipate credit losses will trend back towards our normal historical range next quarter.”

“We expect continued profitable growth within our disciplined and secured lending model, and we are well positioned to deliver a significant improvement in financial performance in the fourth quarter.”

Quarterly common shareholders’ net income and diluted EPS both declined 50% from the prior year, as a 5% increase in revenue, driven by a twelve basis point increase in net interest margin, was more than offset by a 43 basis point increase in the total provision for credit losses and costs incurred that were directly associated with the potential National Bank of Canada transaction. The increase in our current quarter provision for credit losses was primarily driven by a 47 basis point increase in our provision for credit losses on impaired loans. Pre-tax, pre-provision income was up 4% compared to the prior year, while adjusted EPS declined 32%.

On a sequential basis, quarterly common shareholders’ net income declined 46% and adjusted EPS declined 26%. Pre-tax, pre-provision income increased 5% and reflected a nine basis point increase in net interest margin. On a year-to-date basis we drove 11% growth in pre-tax, pre-provision income and delivered positive operating leverage(1) of 3.9%.

Our Board of Directors declared a cash dividend of $0.35 per common share, up two cents, or 6% from the dividend declared last year and consistent with last quarter.

National Bank of Canada (NBC) Transaction

On June 11, 2024, we announced that we entered into a definitive agreement where NBC proposed to acquire all of the issued and outstanding common shares of CWB through a share exchange. As part of the transaction, CWB Shareholders will be entitled to receive 0.450 of a NBC common share for each CWB common share held as of the date of closing.

This transaction will bring together two complementary Canadian banks with growing businesses, enabling the united bank to enhance services to its customers by offering a comprehensive product and service platform at national scale, with a regionally focused service model. CWB’s current retail customers will benefit from a larger product offering and digital platform, our small business clients will be able to utilize NBC’s cash and risk management solutions, and our commercial clients will benefit from access to NBC’s leading capital markets franchise.

The transaction is subject to approval by CWB shareholders and receipt of required regulatory approvals as conditions to close the transaction, which is expected to occur in 2025. We expect that there will be a period of preparation for the transition period following closing to effectively integrate our operations into NBC. We remain committed to meeting our clients’ banking needs during this time.

We have incurred and expect to continue to incur costs directly associated with this potential transaction. These costs are not indicative of our underlying operating performance and therefore are excluded in the calculation of our non-GAAP measures. Refer to definitions and details provided on pages 6 and 7.

(1)	Adjusted EPS, pre-tax, pre-provision income, net interest margin, the provision for credit losses on total loans as a percentage of average loans and operating leverage are non-GAAP measures. Refer to definitions and detail provided on pages 6 and 7.

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CWB 2024 Third Quarter Report	1

Financial Performance

Q3 2024, compared to Q3 2023	Common shareholders’ net income	$41 million	Down 50%
	Diluted EPS Adjusted EPS	$0.43 $0.60	Down 50% Down 32%
	Adjusted Return on Equity (ROE)(1)	6.3%	Down 370 bp
	Efficiency ratio(1)	52.2%	Up 60 bp
	Pre-tax, pre-provision income	$143 million	Up 4%

Compared to the same quarter last year, common shareholders’ net income declined 50% as a 5% increase in revenue was more than offset by a 43 basis point increase in the total provision for credit losses as a percentage of average loans and costs incurred that were directly associated with the potential NBC transaction. Pre-tax, pre-provision income was up 4%, while adjusted common shareholders’ net income(1) declined 32% compared to the prior year.

Higher revenue reflected a 10% increase in non-interest income and a 5% increase in net interest income, which was driven by a 12 basis point increase in net interest margin. The increase in net interest margin primarily reflected the benefit of increased yields on fixed term assets from higher market interest rates, which had a larger impact than the increase in deposit costs.

Non-interest expenses increased 20% compared to the same quarter last year and included $20 million of professional fees and employee compensation directly associated with the potential NBC transaction. Adjusted non-interest expenses(1) were up 6%, primarily due to higher expenses associated with the opening of our new Toronto financial district and Kitchener banking centres, an increase in deposit insurance costs, and the investment in our digital capabilities. Higher non-interest expenses were partially offset by lower people costs associated with a reduction in our overall staffing levels following the reorganization activities that concluded earlier this year.

The provision for credit losses on total loans as a percentage of average loans represented 59 basis points this quarter and was 43 basis points higher than the same quarter last year. The increase in our provision for credit losses was primarily due to a 47 basis point increase in our impaired loan provision. Our current quarter provision for credit losses on impaired loans represented 57 basis points of average loans, reflecting increased borrower default rates and the emergence of lower than expected realization values which increased impaired loan provisions for credit losses, particularly for two impaired loans this quarter. The circumstances that gave rise to the impaired loan provisions on these two loans are unique to these exposures.

Q3 2024, compared to Q2 2024	Common shareholders’ net income	$41 million	Down 46%
	Diluted EPS Adjusted EPS	$0.43 $0.60	Down 46% Down 26%
	Adjusted ROE	6.3%	Down 260 bp
	Efficiency ratio	52.2%	Down 10 bp
	Pre-tax, pre-provision income	$143 million	Up 5%

(1)	Adjusted ROE, efficiency ratio, adjusted common shareholders’ net income and adjusted non-interest expenses are non-GAAP measures. Refer to definitions and detail provided on pages 6 and 7.

bp – basis point

Compared to the prior quarter, common shareholders’ net income declined 46%, as a 4% increase in revenue was more than offset by a 33 basis point increase in the total provision for credit losses and higher non-interest expenses, including costs directly associated with the potential NBC transaction. Pre-tax, pre-provision income was up 5%, while adjusted common shareholders’ net income declined 26%.

Higher revenue reflected a 6% increase in net interest income, partially offset by a 4% decrease in non-interest income. Lower non-interest income was driven by reductions in the fair value of select debt securities and lower foreign exchange income, partially offset by higher credit-related and wealth management fees. Net interest margin increased nine basis points and reflected the benefit of increased yields on fixed term assets from higher market interest rates, which had a larger impact than the increase in deposit costs. We also benefited from a more favourable asset mix reflective of loan growth that was targeted to optimize risk-adjusted returns and lower average liquidity.

Adjusted non-interest expenses increased 4%, driven by higher deposit insurance and employee compensation costs.

The third quarter effective tax rate was up 150 basis points from last quarter, reflecting the impacts of nonrecurring adjustments arising from the completion of our 2023 tax filings last quarter.

The provision for credit losses on total loans as a percentage of average loans was 33 basis points higher than last quarter, reflecting a 33 basis point increase in the impaired loan provision. A two basis point provision for credit losses on performing loans as a percentage of average loans remained consistent with the prior quarter.

CWB 2024 Third Quarter Report	2

YTD 2024, compared to YTD 2023	Common shareholders’ net income	$206 million	Down 17%
	Diluted EPS Adjusted EPS	$2.13 $2.34	Down 17% Down 11%
	Adjusted ROE	8.4%	Down 190 bp
	Efficiency ratio	51.2%	Down 200 bp
	Pre-tax, pre-provision income	$427 million	Up 11%

On a year-to-date basis, common shareholders’ net income declined 17%, as a 7% increase in revenue was more than offset by a 29 basis point increase in the total provision for credit losses as a percentage of average loans and higher non-interest expenses, reflecting costs incurred directly associated with the potential NBC transaction. Pre-tax, pre-provision income was up 11%, while adjusted common shareholders’ net income declined 11%.

Total revenue increased 7%, primarily reflecting a 7% increase in net interest income and a 6% increase in non- interest income. Net interest margin increased by 11 basis points, which primarily reflected the benefit of increased yields on fixed term assets from higher market interest rates, which had a larger impact than the increase in deposit costs.

Non-interest expenses were up 7%, or 3% on an adjusted basis, and operating leverage was positive 3.9%. Higher adjusted non-interest expenses reflected the combined impact of our new Toronto financial district and Kitchener banking centres and the investment in our overall digital capabilities, partially offset by lower people costs.

The total provision for credit losses as a percentage of average loans of 35 basis points was 29 basis points higher than the prior year, due to a 30 basis point increase in the impaired loan provision, partially offset by a one basis point decrease in the performing loan provision. The prior year impaired loan provision of three basis points reflected the reversal of a previously impaired loan write-off recognized in the first quarter last year.

About CWB Financial Group

CWB Financial Group (CWB) is the only full-service bank in Canada with a strategic focus to meet the unique financial needs of businesses and their owners. We provide our nationwide clients with full-service business and personal banking, specialized financing, comprehensive wealth management offerings, and trust services. Clients choose CWB for a differentiated level of service through specialized expertise, customized solutions, and faster response times relative to the competition. Our people take the time to understand our clients and their business, and work as a united team to provide holistic solutions and advice.

As a public company on the Toronto Stock Exchange (TSX), CWB trades under the symbols “CWB” (common shares), “CWB.PR.B” (Series 5 preferred shares) and “CWB.PR.D” (Series 9 preferred shares). We are firmly committed to the responsible creation of value for all our stakeholders and our approach to sustainability will support our continued success. Learn more at www.cwb.com.

Fiscal 2024 Third Quarter Results Conference Call

CWB’s third quarter results conference call is scheduled for Friday, August 30, 2024, at 10:30 a.m. ET (8:30 a.m. MT). CWB’s executives will comment on financial results and respond to questions from analysts.

The conference call may be accessed on a listen-only basis by dialing (416) 764-8688 (Toronto) or 1 (888) 390-0546 (toll-free) and entering passcode: 64895054. The call will also be webcast live on CWB’s website:

www.cwb.com/investor-relations/quarterly-reports.

A replay of the conference call will be available until September 6, 2024 by dialing (416) 764-8677 (Toronto) or 1 (888) 390-0541 (toll-free) and entering passcode: 895054#.

FOR FURTHER INFORMATION CONTACT:

Chris Williams, MBA

AVP, Investor Relations

Phone: (780) 508-8229

Email: chris.williams@cwbank.com

Contents	Selected Financial Highlights	4
	Management’s Discussion and Analysis	5
	Interim Consolidated Financial Statements	20
	Shareholder Information	40

CWB 2024 Third Quarter Report	3

Selected Financial Highlights

	For the three months ended			Change from		For the nine months ended		Change from
(unaudited) (thousands, except per share amounts)	July 31 2024	April 30 2024	July 31 2023	July 31 2023		July 31 2024	July 31 2023	July 31 2023
Results from Operations
Net interest income	$263,867	$249,758	$252,158	5%		$772,696	$724,961	7%
Non-interest income	34,602	36,164	31,348	10		101,686	95,850	6
Total revenue	298,469	285,922	283,506	5		874,382	820,811	7
Pre-tax, pre-provision income(1)	142,812	136,523	137,213	4		426,629	384,491	11
Common shareholders’ net income	41,407	76,359	83,068	(50)		205,687	247,471	(17)
Common Share Information
Earnings per common share
Basic	$0.43	$0.79	$0.86	(50)%		$2.13	$2.58	(17)
Diluted	0.43	0.79	0.86	(50)		2.13	2.58	(17)
Adjusted(1)	0.60	0.81	0.88	(32)		2.34	2.64	(11)
Cash dividends	0.35	0.34	0.33	6		1.03	0.97	6
Book value(1)	38.52	37.13	35.08	10		38.52	35.08	10
Closing market value	47.71	26.41	26.35	81		47.71	26.35	81
Common shares outstanding (thousands)	96,669	96,545	96,378	-		96,669	96,378	-
Performance Measures(1)
Return on common shareholders’ equity	4.5%	8.7%	9.8%	(530	)bp	7.7%	10.0%	(230	) bp
Adjusted return on common shareholders’ equity	6.3	8.9	10.0	(370)		8.4	10.3	(190)
Return on assets	0.39	0.74	0.78	(39)		0.65	0.79	(14)
Net interest margin	2.49	2.40	2.37	12		2.43	2.32	11
Efficiency ratio	52.2	52.3	51.6	60		51.2	53.2	(200)
Operating leverage	(1.1)	5.9	(0.6)	(50)		3.9	(4.1)	800
Credit Quality(1)
Provision for credit losses on total loans as a percentage of average loans(2)	0.59	0.26	0.16	43		0.35	0.06	29
Provision for (recovery of) credit losses on impaired loans as a percentage of average loans(2)	0.57	0.24	0.10	47		0.33	0.03	30
Balance Sheet
Assets	$42,462,058	$41,951,726	$42,561,599	-%
Loans(3)	37,439,796	37,174,346	37,394,718	-
Deposits	33,402,822	32,806,121	33,672,195	(1)
Debt	3,738,589	3,935,704	3,851,081	(3)
Shareholders’ equity	4,299,137	4,159,289	3,955,977	9
Off-Balance Sheet
Wealth Management
Assets under management and administration	9,320,499	8,778,229	8,177,884	14
Assets under advisement(4)	2,682,822	2,394,694	2,297,438	17
Assets Under Administration – Other	17,335,716	17,550,681	15,401,453	13
Capital Adequacy(5)
Common equity Tier 1 ratio	10.2%	10.1%	9.4%	80 bp
Tier 1 ratio	11.9	11.8	11.2	70
Total ratio	14.0	14.6	13.1	90
Other
Number of full-time equivalent staff	2,532	2,516	2,669	(5)%

(1)	Non-GAAP measure – refer to definitions and detail provided on pages 6 and 7.
(2)	Includes provisions for credit losses on loans, committed but undrawn credit exposures and letters of credit.
(3)	Excludes the allowance for credit losses.
(4)	Primarily comprised of assets under advisement related to our Indigenous Services wealth management business.
(5)	Calculated using the Standardized approach in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). bp – basis point

CWB 2024 Third Quarter Report	4

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A), dated August 29, 2024, should be read in conjunction with the interim consolidated financial statements of Canadian Western Bank (CWB) for the periods ended July 31, 2024, available on SEDAR at www.sedarplus.ca and on CWB’s website at www.cwb.com.

The interim consolidated financial statements have been prepared under International Accounting Standard 34 Interim Financial Reporting in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are presented in Canadian dollars.

Forward-looking Statements

From time to time, we make written and verbal forward-looking statements. Statements of this type are included in our Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as media releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about our objectives and strategies, targeted and expected financial results and the outlook for CWB’s businesses or for the Canadian economy. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “may increase”, “may impact”, “goal”, “focus”, “potential”, “proposed” and other similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations, and conclusions will not prove to be accurate, that our assumptions may not be correct, and that our strategic goals will not be achieved.

A variety of factors, many of which are beyond our control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada including housing and commercial real estate market conditions and household and business indebtedness, the volatility and level of liquidity in financial markets, fluctuations in interest rates and currency values, the volatility and level of various commodity prices, changes in monetary policy, changes in economic and political conditions, material changes to trade agreements, legislative and regulatory developments, changes in supervisory expectations or requirements for capital, interest rate and liquidity management, legal developments, the level of competition, the occurrence of natural catastrophes, outbreaks of disease or illness that affect local, national or international economies, changes in accounting standards and policies, information technology and cyber risk, the accuracy and completeness of information we receive about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, the impact of bank failures or other adverse developments at other banks that drive negative investor and depositor sentiment regarding the stability and liquidity of banks, the expected timing of completion of the transaction pursuant to which National Bank of Canada (NBC) proposes to acquire all of the issued and outstanding CWB common shares by way of a share exchange, and the conditions precedent to the closing of the NBC transaction (including the required approvals); that the transaction will be completed on the terms currently contemplated; assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information available as of the date hereof; and our ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

Additional information about these factors can be found in the Risk Management section of our 2023 Annual MD&A and in the Risks Related to the NBC transaction section of our Management Proxy Circular for the special meeting of CWB common shareholders to be held on September 3, 2024. These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. Any forward-looking statements contained in this document represent our views as of the date hereof. Unless required by securities law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf. The forward-looking statements contained in this document are presented for the purpose of assisting readers in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian economy over the forecast horizon and how it will affect our business are material factors considered when setting organizational objectives and targets. In determining expectations for economic growth, we consider our own forecasts, economic data and forecasts provided by the Canadian government and its agencies, as well as certain private sector forecasts. These forecasts are subject to inherent risks and uncertainties that may be general or specific. Where relevant, material economic assumptions underlying forward-looking statements are disclosed within the Outlook and Allowance for Credit Losses sections of this MD&A and our 2023 Annual MD&A.

Non-GAAP Measures

We use a number of financial measures and ratios to assess our performance against strategic initiatives and operational benchmarks. Some of these financial measures and ratios do not have standardized meanings prescribed by Generally Accepted Accounting Principles (GAAP) and may not be comparable to similar measures presented by other financial institutions. Non-GAAP financial measures and ratios provide readers with an enhanced understanding of how we view our financial performance. These measures and ratios may also provide the ability to analyze trends related to profitability and the effectiveness of our operations and strategies and are disclosed in compliance with National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure.

CWB 2024 Third Quarter Report	5

Management’s Discussion and Analysis

To calculate non-GAAP financial measures, we exclude certain items from our financial results prepared in accordance with IFRS. Adjustments relate to items which we believe are not indicative of underlying operating performance. Our non-GAAP financial measures include:

●	Adjusted non-interest expenses – total non-interest expenses, excluding pre-tax costs directly associated with the NBC transaction, amortization of acquisition-related intangible assets, a reorganization of our operations, and acquisition and integration costs. Non-recurring reorganization costs were incurred to execute reorganization initiatives to realize efficiencies in our banking centre footprint, operational support functions, and administrative processes. Acquisition and integration costs include direct and incremental costs incurred as part of the execution and integration of business acquisitions.
●	Adjusted common shareholders’ net income – total common shareholders’ net income, excluding the costs directly associated with the NBC transaction, amortization of acquisition-related intangible assets, organizational redesign initiatives, and acquisition and integration costs, net of tax.
●	Pre-tax, pre-provision income – total revenue less adjusted non-interest expenses.

The following table provides a reconciliation of our non-GAAP financial measures to our reported financial results.

	For the three months ended			Change from	For the nine months ended		Change from
(unaudited) (thousands)	July 31 2024	April 30 2024	July 31 2023	July 31 2023	July 31 2024	July 31 2023	July 31 2023
Non-interest expenses	$177,700	$151,912	$148,078	20%	$475,239	$443,683	7%
Adjustments (before tax):
NBC transaction costs	(19,772)	-	-	100	(19,772)	-	100
Amortization of acquisition-related intangible assets	(1,728)	(1,728)	(1,749)	(1)	(5,184)	(6,762)	(23)
Non-recurring reorganization costs	(543)	(785)	-	100	(2,530)	-	100
Acquisition and integration costs	-	-	(36)	(100)	-	(601)	(100)
Adjusted non-interest expenses	$155,657	$149,399	$146,293	6%	$447,753	$436,320	3%
Common shareholders’ net income	$41,407	$76,359	$83,068	(50)%	$205,687	$247,471	(17)%
Adjustments (after-tax):
NBC transaction costs (1)	14,696	-	-	100	14,696	-	100
Amortization of acquisition-related intangible assets (2)	1,268	1,268	1,282	(1)	3,804	5,228	(27)
Non-recurring reorganization costs (3)	404	583	-	100	1,881	-	100
Acquisition and integration costs (4)	-	-	27	(100)	-	451	(100)
Adjusted common shareholders’ net income	$57,775	$78,210	$84,377	(32)%	$226,068	$253,150	(11)%
Total revenue	$298,469	$285,922	$283,506	5%	$874,382	$820,811	7%
Less:
Adjusted non-interest expenses (see above)	155,657	149,399	146,293	6	447,753	436,320	3
Pre-tax, pre-provision income	$142,812	$136,523	$137,213	4%	$426,629	$384,491	11%

(1)	Net of income tax of $5,076 for the three months ended July 31, 2024 (Q2 2024 – $nil, Q3 2023 – $nil) and $5,076 for the nine months ended July 31, 2024 (Q3 2023 – $nil).
(2)	Net of income tax of $460 for the three months ended July 31, 2024 (Q2 2024 – $460, Q3 2023 – $467) and $1,380 for the nine months ended July 31, 2024 (Q3 2023 – $1,534).
(3)	Net of income tax of $139 for the three months ended July 31, 2024 (Q2 2024 – $202, Q3 2023 – $nil) and $649 for the nine months ended July 31, 2024 (Q3 2023 – $nil).
(4)	Net of income tax of $nil for the three months ended July 31, 2024 (Q2 2024 – $nil, Q3 2023 – $9) and $nil for the nine months ended July 31, 2024 (Q3 2023 – $150).

Non-GAAP ratios are calculated using the non-GAAP financial measures defined above. Our non-GAAP ratios include:

●	Adjusted earnings per common share – diluted earnings per common share calculated with adjusted common shareholders’ net income.
●	Adjusted return on common shareholders’ equity – annualized adjusted common shareholders’ net income divided by average common shareholders’ equity, which is total shareholders’ equity excluding preferred shares and limited recourse capital notes.
●	Efficiency ratio – adjusted non-interest expenses divided by total revenue.
●	Operating leverage – growth rate of total revenue less growth rate of adjusted non-interest expenses.

Supplementary financial measures are measures that do not have definitions prescribed by GAAP, but do not meet the definition of a non-GAAP financial measure or ratio. Our supplementary financial measures include:

●	Return on assets – annualized common shareholders’ net income divided by average total assets.
●	Net interest margin – annualized net interest income divided by average total assets.
●	Return on common shareholders’ equity – annualized common shareholders’ net income divided by average common shareholders’ equity.
●	Write-offs as a percentage of average loans – annualized write-offs divided by average total loans.
●	Book value per common share – total common shareholders’ equity divided by total common shares outstanding.
●	Franchise deposits (formerly referred to as branch-raised deposits) – total deposits excluding broker term and capital market deposits.
●	Provision for credit losses on total loans as a percentage of average loans – annualized provision for credit losses on loans, committed but undrawn credit exposures and letters of credit divided by average total loans. Provisions for credit losses related to debt securities measured at fair value through other comprehensive income (FVOCI) and other financial assets are excluded.
●	Provision for credit losses on impaired loans as a percentage of average loans – annualized provision for credit losses on impaired loans divided by average total loans.
●	Provision for credit losses on performing loans as a percentage of average loans – annualized provision for credit losses on performing loans (Stage 1 and 2) divided by average total loans.
●	Average balances – average daily balances.

CWB 2024 Third Quarter Report	6

Management’s Discussion and Analysis

Outlook

Economic Conditions

Growth of the Canadian economy has been muted but is anticipated to increase through 2025. While inflation remains elevated, it continues to gradually decline and is anticipated to return to the Bank of Canada’s target level in fiscal 2025. On the assumption that inflation continues to gradually decline, we expect further policy interest rate reductions in the latter part of the year and continuing into 2025.

Fourth Quarter and Annual 2024 Financial Performance Expectations

Metric	Q4 2024 expectations	Fiscal 2024 full year expectations
Loan growth	Approximately 1%	Approximately 2%
Franchise deposit growth	Approximately flat	Approximately 1%
Operating leverage	Approximately neutral	Positive
Adjusted earnings per common share	$0.86 to $0.91	$3.20 to $3.25

Our teams remain focused on delivering differentiated client service and profitable growth. We expect continued sequential loan growth in the final quarter of the year within our disciplined risk appetite and risk adjusted pricing framework, with funding costs optimized using our broad range of channels. We now expect franchise deposit growth to remain approximately flat for the fourth quarter.

We expect continued expansion of our net interest margin in the fourth quarter of the year driven by the continued improvement in loan growth targeted to optimize risk-adjusted returns and a continued focus on funding optimization.

The sustained impact of higher interest rates in the current economic environment is expected to continue to result in elevated borrower default rates and impaired loan formations over the remainder of the year. Despite the unusually large provision for credit losses in the third quarter, our prudent lending approach supports our expectation that our provision for credit losses will trend back towards our normal historical range in the fourth quarter.

Based on the outcome of the economic and financial assumptions described above and presuming no significant adverse shift in the macroeconomic environment, we expect adjusted earnings per common share in a range of $3.20 to $3.25 on an annual basis.

NBC Transaction

On June 11, 2024, we announced that we entered into a definitive agreement where NBC proposed to acquire all of the issued and outstanding common shares of CWB through a share exchange. As part of the transaction, CWB Shareholders will be entitled to receive 0.450 of a NBC common share for each CWB common share held as of the date of closing.

This transaction will bring together two complementary Canadian banks with growing businesses, enabling the united bank to enhance services to its customers by offering a comprehensive product and service platform at national scale, with a regionally focused service model. CWB’s current retail customers will benefit from a larger product offering and digital platform, our small business clients will be able to utilize NBC’s cash and risk management solutions, and our commercial clients will benefit from access to NBC’s leading capital markets franchise.

The transaction is subject to approval by CWB shareholders and receipt of required regulatory approvals as conditions to close the transaction, which is expected to occur in 2025. We expect that there will be a period of planning and preparation for a transition period following closing to effectively integrate our operations into NBC. We remain committed to meeting our clients’ banking needs during this time.

We have incurred and expect to continue to incur costs directly associated with this potential transaction. These costs are not indicative of our underlying operating performance and therefore are excluded in the calculation of our non-GAAP measures. Refer to definitions and details provided on pages 6 and 7.

CWB 2024 Third Quarter Report	7

Management’s Discussion and Analysis

Financial Performance

Net Income and Profitability Ratios

Q3 2024 vs. Q3 2023

Common shareholders’ net income of $41 million and diluted earnings per common share of $0.43 both decreased 50% compared to the same quarter last year. Adjusted common shareholders’ net income of $58 million and adjusted earnings per common share of $0.60 both decreased 32%, primarily driven by an increase in the provision for credit losses on impaired loans and costs incurred directly associated with the potential NBC transaction. Pre-tax, pre-provision income of $143 million increased 4%. Total revenue increased 5% primarily due to a 10% increase in non-interest income and a 5% increase in net interest income, which was driven by a 12 basis point increase in net interest margin. Non-interest expenses were up 20% and included $20 million of professional fees and employee compensation directly associated with the potential NBC transaction. Adjusted non-interest expenses were up 6%. The provision for credit losses on total loans as a percentage of average loans represented 59 basis points this quarter and was 43 basis points higher than the same quarter last year. The increase in our provision for credit losses was primarily due to a 47 basis point increase in our impaired loan provision. Our current quarter provision for credit losses on impaired loans represented 57 basis points of average loans, reflecting increased borrower default rates and the emergence of lower than expected realization values which increased impaired loan provisions for credit losses, particularly for two impaired loans this quarter. The circumstances that gave rise to the impaired loan provisions on these two loans are unique to these exposures.

Q3 2024 vs. Q2 2024

On a sequential quarter basis common shareholders’ net income and diluted earnings per common share both decreased 46%. Adjusted common shareholders’ net income and adjusted earnings per common share were both down 26%. Pre-tax, pre-provision income increased 5%. Total revenue increased 4%, as a 6% increase in net interest income, supported by a nine basis point expansion in net interest margin, more than offset a 4% reduction in non-interest income. Non-interest expenses were up 17%, excluding the impact of the NBC transaction, adjusted non-interest expenses were up 4%. The provision for credit losses on total loans as a percentage of average loans was 33 basis points higher than last quarter, reflecting a 33 basis point increase in the impaired loan provision. A two basis point provision for credit losses on performing loans as a percentage of average loans was consistent with the prior quarter.

YTD 2024 vs. YTD 2023

Common shareholders’ net income of $206 million and diluted earnings per common share of $2.13 both declined 17% from the prior year. Adjusted common shareholders’ net income of $226 million and adjusted earnings per common share of $2.34 were both down 11%. Pre-tax, pre-provision income of $427 million increased 11%. Total revenue grew 7%, reflective of a 7% increase in net interest income and a 6% increase in non-interest income. Non-interest expenses were up 7%, or 3% on an adjusted basis, and operating leverage was positive 3.9%. The total provision for credit losses as a percentage of average loans of 35 basis points was 29 basis points higher than the prior year, due to a 30 basis point increase in the impaired loan provision, partially offset by a one basis point decrease in the performing loan provision. The prior year impaired loan provision of three basis points reflected the reversal of a previously impaired loan write-off recognized in the first quarter last year.

ROE and ROA

ROE of 4.5% and adjusted ROE of 6.3% decreased 530 basis points and 370 basis points, respectively, compared to the same quarter last year. Compared to last quarter, ROE and adjusted ROE decreased 420 basis points and 260 basis points, respectively. On a year-to-date basis, ROE of 7.7% and adjusted ROE of 8.4% decreased 230 basis points and 190 basis points, respectively. Lower adjusted ROE in all periods, reflected an increase common shareholders’ equity and a decline in common shareholders’ net income, primarily due to an increase in our provision for credit losses on impaired loans. Lower unadjusted ROE also reflected costs incurred directly related to the potential NBC transaction.

The third quarter return on assets (ROA) of 0.39% was 39 basis points lower than the same quarter last year and 35 basis points lower compared to last quarter. On a year-to-date basis ROA of 0.65% was 14 basis points lower than the prior year. Lower ROA in all periods primarily reflects lower common shareholders’ net income, partially offset by lower average assets.

CWB 2024 Third Quarter Report	8

Management’s Discussion and Analysis

Total Revenue

Third quarter total revenue of $298 million increased 5% from the same quarter last year and 4% compared to the prior quarter. On a year-to-date basis, total revenue of $874 million increased 7% from last year.

Net Interest Income

Q3 2024 vs. Q3 2023, YTD 2024 vs. YTD 2023

Net interest income of $264 million increased 5% compared to the same quarter last year, primarily due to a 12 basis point increase in net interest margin. On a year-to-date basis, net interest income of $773 million increased 7% from the prior year, primarily due to an 11 basis point increase in net interest margin. The increase in net interest margin in both periods primarily reflected the benefit of increased yields on fixed term assets from higher market interest rates, which had a larger impact than the increase in deposit costs.

Q3 2024 vs. Q2 2024

Net interest income increased 6% sequentially, primarily reflecting a nine basis point increase in net interest margin and two additional interest-earning days. The increase in net interest margin primarily reflected the benefit of increased yields on fixed term assets from higher market interest rates, which had a larger impact than the increase in deposit costs. We also benefited from a more favourable asset mix reflective of loan growth that was targeted to optimize risk-adjusted returns and lower average liquidity.

Non-interest Income

Q3 2024 vs. Q3 2023

Non-interest income of $35 million increased 10% compared to the same quarter last year, primarily due to the combined impacts of higher foreign exchange income and higher wealth management fees.

Q3 2024 vs. Q2 2024

Non-interest income decreased 4% sequentially, as the combined impacts of reductions in the fair value of select debt securities and lower foreign exchange income were partially offset by higher credit-related and wealth management fees.

YTD 2024 vs. YTD 2023

On a year-to-date basis, non-interest income of $102 million increased 6%, primarily due to higher foreign exchange income, higher wealth management, credit related and CWB Trust service fees, partially offset by a reduction in the fair value of our derivative contracts used to manage foreign exchange risk recognized in the first quarter of this year.

Non-interest Expenses

Q3 2024 vs. Q3 2023

Non-interest expenses of $178 million increased 20% compared to the same quarter last year and included $20 million of professional fees and employee compensation directly associated with the potential NBC transaction. Adjusted non-interest expenses were up 6%, primarily due to higher expenses associated with the opening of our new Toronto financial district and Kitchener banking centres, higher regulatory costs, reflecting an increase in deposit insurance costs, and the investment in our digital capabilities. Higher non-interest expenses were partially offset by lower people costs associated with a temporary reduction in our overall staffing levels following the reorganization activities that concluded earlier this year.

Q3 2024 vs. Q2 2024

Non-interest expenses were up 17% sequentially. Adjusted non-interest expenses increased 4%, primarily due to higher regulatory and employee compensation costs.

YTD 2024 vs. YTD 2023

On a year-to-date basis, non-interest expenses of $475 million were up 7% and 3% on an adjusted basis as the impact of our new Toronto financial district and Kitchener banking centres, our new commercial digital and cash management platform and continued investment in our overall digital capabilities, were offset by lower people costs.

CWB 2024 Third Quarter Report	9

Management’s Discussion and Analysis

Efficiency ratio and operating leverage

The third quarter efficiency ratio of 52.2% increased 60 basis points from the same quarter last year and decreased 10 basis points from last quarter. Compared to the same quarter last year, a higher efficiency ratio primarily reflects higher growth of non-interest expenses compared to revenue, which continues to increase with the gradual increase in loan growth. Current quarter operating leverage of negative 1.1%, compared to negative 0.6% in the same quarter last year and positive 5.9% last quarter. Compared to last quarter, the decline in operating leverage primarily reflects higher non-interest expenses.

On a year-to-date basis, the efficiency ratio of 51.2% and positive operating leverage of 3.9% declined 200 basis points and increased 800 basis points, respectively, reflecting the combination of an expanding net interest margin and our prudent expense management.

Income Taxes

The third quarter effective tax rate of 26.2% was up 20 basis points from last year and 150 basis points from last quarter. Compared to last quarter, the higher effective tax rate was primarily due to the impacts of one-time adjustments arising from the completion of our 2023 tax filing in the prior quarter. On a year-to-date basis, the effective tax rate of 25.4% was down 60 basis points compared to the prior year, primarily reflecting the impacts of one-time adjustments recorded in the second quarter of this year, partially offset by the full year-to-date impact of the additional 1.5% of federal income tax associated with the enactment of Bill C-32.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI), net of tax.

Q3 2024 vs. Q3 2023

Comprehensive income of $179 million was up $123 million from the prior year, reflective of a $163 million increase in OCI, partially offset by a $41 million decrease in net income. Higher OCI was primarily driven by fair value gains associated with our derivatives designated as cash flow hedges ($128 million) and our debt securities measured at fair value through other comprehensive income (FVOCI) ($36 million).

Q3 2024 vs. Q2 2024

Compared to the prior quarter, comprehensive income was up $137 million, reflective of a $172 million increase in OCI, partially offset by a $35 million decrease in net income. Higher OCI was primarily driven by fair value gains associated with our derivatives designated as cash flow hedges ($126 million) and our debt securities measured at FVOCI ($46 million).

YTD 2024 vs. YTD 2023

Year-to-date comprehensive income of $386 million was up $101 million, primarily due to a $142 million increase in OCI, partially offset by a $41 million decrease in net income. Higher OCI was primarily driven by fair value gains associated with our derivatives designated as cash flow hedges ($115 million) and our debt securities measured at FVOCI ($17 million).

CWB 2024 Third Quarter Report	10

Management’s Discussion and Analysis

Balance Sheet

Total assets of $42.5 billion were relatively consistent with last year and up 1% from last quarter.

Cash and Securities

Our cash and securities portfolio is comprised of high-quality debt instruments and used exclusively for liquidity management purposes. Cash, securities and securities purchased under resale agreements totaled $4.3 billion, consistent with last year and up from $3.9 billion last quarter. Average balances of cash and securities for the three months ended July 31, 2024 were $4.1 billion, compared to $4.3 billion last year and $4.4 billion last quarter. Higher average liquidity in the prior quarter primarily reflected the full quarter impact of the $250 million subordinated debenture issued late in the first quarter of this year to replace the Series F Non-Viability Contingent Capital (NVCC) subordinated debenture, which was redeemed partway through the current quarter.

Consistent with our risk appetite, we continue to maintain a prudent liquidity position and conservative investment profile. Our liquidity management is based on an internal stressed cash flow model, with the level of liquid assets driven primarily by the term structure of both assets and liabilities, and the liquidity structure of liabilities. The composition of our total liquid assets supports ongoing compliance with the OSFI Liquidity Adequacy Requirements (LAR) guideline and our own internal policies.

Net unrealized gains on cash and securities, before tax, recorded on the balance sheet totaled $11 million compared to unrealized losses of $99 million last year and $39 million last quarter. Our securities are primarily comprised of debt securities issued or guaranteed by federal and provincial governments used exclusively for liquidity and interest rate management purposes. Fluctuations in the value of securities are generally attributed to changes in interest rates driven by movement in market credit spreads and shifts in the interest rate curve. The elevated net unrealized losses on cash and securities in the prior year were primarily driven by a significant and rapid increase in market interest rates in the prior year. During the quarter and in line with our risk appetite and liquidity and interest rate management strategies, we realized nominal net gains and losses on security sales, consistent with last year and last quarter.

Loans

Total loans, excluding the allowance for credit losses, of $37.4 billion were consistent with last year and increased 1% ($0.3 billion) from last quarter. Our third quarter loan growth reflected our continued focus on optimizing risk- adjusted returns in the current economic environment.

		% of total as			Change from
(unaudited) (millions)	July 31 2024	at July 31 2024	April 30 2024	July 31 2023	July 31 2023
General commercial loans	$14,199	38%	$13,943	$13,578	5%
Personal loans and mortgages	7,002	19	7,059	7,105	(1)
Commercial mortgages	6,682	18	6,818	7,245	(8)
Equipment financing and leasing	5,908	16	5,770	5,765	2
Real estate project loans	3,130	8	3,029	3,249	(4)
Oil and gas production loans	519	1	555	453	15
Total loans outstanding(1)	$37,440	100%	$37,174	$37,395	-%

(1)	Total loans outstanding by lending sector exclude the allowance for credit losses.

Q3 2024 vs. Q3 2023

General commercial loans grew 5% on an annual basis, reflecting solid nationwide growth in our strategically targeted lending portfolio.

Personal loans and mortgages declined 1% compared to the prior year as strong new lending volumes in our broker originated uninsured mortgage portfolio, with prudent loan-to-values, were more than offset by scheduled paydowns and payouts and a decline in our participation in the National Housing Act Mortgage Backed Securities (NHA MBS) program.

Our commercial mortgage portfolio declined 8% with new origination volume more than offset by scheduled repayments and loan payouts, as fewer new lending opportunities met our risk-adjusted return expectations.

Our equipment financing and leasing portfolio increased 2%, as our origination volume has been dampened by high levels of market competition and lower demand through most of the previous year.

Real estate project loans decreased 4%, as a lower than usual volume of new project starts from top-tier borrowers was more than offset by payouts associated with project completions.

CWB 2024 Third Quarter Report	11

Management’s Discussion and Analysis

Oil and gas production loans were up $66 million primarily due to participation in syndicated facilities that remain within our risk appetite. Our exposures to oil and gas service and production businesses each represent approximately 2% of total loans.

Q3 2024 vs. Q2 2024

Growth in the quarter was led by our strategically targeted general commercial portfolio, which increased 2%, primarily in Alberta and British Columbia (BC).

Personal loans and mortgages declined 1% as new origination volumes were more than offset by scheduled paydowns and payouts and a decline in our participation in the NHA MBS program.

Our commercial mortgage portfolio declined 2%, as new lending opportunities that met our risk-adjusted return expectations were more than offset by scheduled repayments.

Our equipment financing and leasing portfolio increased 2%, primarily in Alberta.

Real estate project loans increased 3%, supported by new project starts from top-tier borrowers.

Oil and gas production loans were down $36 million as participation in syndicated facilities that remain within our risk appetite were more than offset by scheduled repayments.

Geographic diversification

(unaudited) (millions)	July 31 2024	% of total as at July 31 2024	April 30 2024	July 31 2023	Change from July 31 2023
British Columbia	$12,273	33%	$12,181	$12,143	1%
Alberta	10,924	29	10,874	11,192	(2)
Ontario	9,317	25	9,379	9,395	(1)
Saskatchewan	1,579	4	1,519	1,543	2
Quebec	1,366	4	1,356	1,335	2
Manitoba	1,057	3	1,028	1,050	1
Other	924	2	837	737	25
Total loans outstanding(1)	$37,440	100%	$37,174	$37,395	-%

(1)	Total loans outstanding by geographic region exclude the allowance for credit losses.

Q3 2024 vs. Q3 2023

BC loans increased 1% compared to the prior year as strong growth in general commercial and real estate project loans were offset by a decline in commercial mortgages. Alberta loans declined 2% as growth in general commercial loans was more than offset by lower commercial mortgages and real estate project loans. Ontario loans decreased 1%, primarily due to lower commercial mortgages and general commercial loans, as new lending opportunities that met our risk-adjusted return expectations in the current economic environment, were more than offset by several large payouts. Ontario loans were also supported by an increase in lending volumes in our Markham, Mississauga and Toronto Financial district banking centres. The increase in remaining provinces primarily reflects growth in our general commercial portfolio.

Q3 2024 vs. Q2 2024

Loan growth of 1% in BC was driven primarily by real estate project loans and our strategically targeted general commercial portfolio. Growth in our other geographic region reflected an increase in our equipment financing portfolio, while strong general commercial loan growth drove a 4% increase in Saskatchewan. Ontario loans declined 1%, primarily due to a decline in our commercial mortgage portfolio and several large payouts in our general commercial loan portfolio this quarter, more than offset new lending opportunities that met our risk- adjusted return expectations. All other provinces remained relatively consistent with the prior quarter.

CWB 2024 Third Quarter Report	12

Management’s Discussion and Analysis

Credit Quality

Our credit performance this quarter was significantly impacted by elevated borrower default rates and the emergence of lower than expected realization values which increased impaired loan provisions for credit losses, particularly on two impaired loans. The circumstances that gave rise to the impaired loan provisions on these two loans are unique to these exposures. Supported by the secured nature of our lending portfolio, disciplined underwriting practices and proactive loan management, we expect our ongoing credit quality to trend back towards our normal historical performance.

Gross impaired loans

The level of gross impaired loans fluctuates as loans become impaired and are subsequently resolved and does not directly reflect the dollar value of expected write-offs given tangible security held in support of lending exposures. Gross impaired loans totaled $465 million, up from $282 million last year and $357 million last quarter.

	For the three months ended			Change from
(unaudited) (thousands)	July 31 2024	April 30 2024	July 31 2023	July 31 2023
Gross impaired loans, beginning of period	$357,268	$316,944	$252,713	41%
New formations	169,110	90,415	67,121	152
Reductions, impaired accounts paid down or returned to performing status	(45,761)	(37,978)	(30,089)	52
Write-offs	(15,639)	(12,113)	(7,697)	103
Total(1)	$464,978	$357,268	$282,048	65%
Balance of the ten largest impaired accounts	171,130	148,451	145,911	17%
Total number of accounts classified as impaired(2)	333	317	260	28
Gross impaired loans as a percentage of gross loans	1.24%	0.96%	0.75%	49	bp

(1)	Gross impaired loans include foreclosed assets held for sale with a carrying value of $5,645 (April 30, 2024 – $6,029; July 31, 2023– $ 3,755). We pursue timely realization of foreclosed assets and do not use the assets for our own operations.
(2)	Total number of accounts excludes CWB National Leasing. bp – basis point

Gross impaired loans represented 1.24% of gross loans, up from 0.75% last year and up from 0.96% last quarter. The increase in gross impaired loans was driven by new formations of impaired loans of $170 million this quarter, reflecting the impact of sustained higher interest rates, overall economic conditions, and borrower specific circumstances unrelated to economic conditions for two individual exposures. Our strong credit risk management framework, including well-established underwriting standards, the secured nature of our lending portfolio with conservative loan-to-value ratios, and proactive approach to working with clients through difficult periods continues to be an effective approach to minimize realized losses on the resolution of impaired loans. This is demonstrated by our history of low write-offs as a percentage of total loans, including through past periods of economic volatility.

Allowance for credit losses

As at July 31, 2024, the total allowance for credit losses (Stages 1, 2 and 3) was $231 million, compared to $179 million last year and $191 million last quarter. Further information related to our total allowance for credit losses is provided in Note 4 of the interim consolidated financial statements for the period ended July 31, 2024.

(unaudited) (thousands)	July 31 2024	April 30 2024	July 31 2023	Change from July 31 2023
Performing (Stage 1 and 2)
Loans	$132,531	131,613	$123,975	7%
Committed but undrawn credit exposures and letters of credit	4,167	3,030	5,054	(18)
	136,698	134,643	129,029	6
Impaired loans (Stage 3)	94,597	56,424	49,639	91
Total	$231,295	$191,067	$178,668	29%

Performing loan allowance

The performing loan allowance is estimated based on 12-month expected credit losses for Stage 1, while loans in Stage 2 require the recognition of lifetime expected credit losses. The proportion of performing loans in Stage 2 at the end of the current quarter was 13%, consistent with last year and last quarter.

The performing loan allowance increased $8 million (6%) from the prior year and reflected higher borrower default rates. Compared to the prior quarter the performing loan allowance increased $2 million (2%), primarily reflecting a larger loan balance and higher default rates, partially offset by improvements in forecast macroeconomic conditions.

CWB 2024 Third Quarter Report	13

Management’s Discussion and Analysis

Key economic variables incorporated into our ECL models are inherently prone to volatility on a forward-looking basis. Hindsight cannot be used, so while evolving macroeconomic assumptions may result in future forecasts that differ from those used in the ECL estimation as at July 31, 2024, those changes will be reflected in future periods.

In estimating the performing loan allowance, where required, we supplement our modeled ECL to reflect expert credit judgements. These expert credit judgements incorporate the estimated impacts of factors that are not fully captured through our modeled ECL.

Impaired loan allowance

The current period allowance for impaired loans (Stage 3) was $95 million, compared to $50 million last year and $56 million last quarter. To determine allowances for impaired loans, we establish estimates through detailed analysis of both the overall quality and ultimate marketability of the security held against each impaired account on a case-by-case basis.

Provision for credit losses

The current quarter provision for credit losses on total loans as a percentage of average loans was 59 basis points, compared to 16 basis points last year and 26 basis points last quarter.

	For the three months ended					For the nine months ended
(unaudited) (as a % of average loans)	July 31 2024	April 30 2024	July 31 2023	Change from July 31 2023		July 31 2024	July 31 2023	Change from July 31 2023
Provision for (recovery of) credit losses
Performing loans	0.02%	0.02%	0.06%	(4)	bp	0.02%	0.03%	(1)	bp
Impaired loans	0.57	0.24	0.10	47		0.33	0.03	30
Total	0.59	0.26	0.16	43		0.35	0.06	29
Write-offs	0.17	0.13	0.08	9		0.16	0.08	8

bp – basis point

The impaired loan provision for credit losses in the third quarter was $53 million, compared to $10 million last year and $21 million last quarter. The current quarter impaired loan provision for credit losses represented 57 basis points as a percentage of average loans, reflecting increased borrower default rates and the emergence of lower than expected realization values which increased impaired loan provisions for credit losses, particularly for two impaired loans this quarter. The circumstances that gave rise to the impaired loan provisions on these two loans are unique to these exposures. On a year-to-date basis, the prior year’s impaired loan provision of three basis points was significantly below our normal historical experience primarily due to the reversal of a previously impaired loan write-off recognized in the first quarter last year.

The performing loan provision for credit losses was $2 million compared to $5 million in the prior year and consistent with last quarter. For further details on the estimation of the performing loan allowance, see the Performing loan allowance section.

Deposits and Funding

Total deposits were down $0.3 billion from last year and up $0.6 billion from last quarter. Franchise deposits were consistent with last year and up 1% ($0.2 billion) from last quarter.

(unaudited) (millions)	July 31 2024	April 30 2024	July 31 2023	Change from July 31 2023
Deposits by source and type
Franchise deposits
Demand and notice	$13,350	$13,383	$14,360	(7)%
Term	7,678	7,480	6,595	16
	21,028	20,863	20,955	-
Broker term	8,818	8,797	8,821	-
Capital markets	3,557	3,146	3,896	(9)
Total deposits	$33,403	$32,806	$33,672	(1)%

Q3 2024 vs. Q3 2023

Franchise deposits were relatively consistent with the prior year as a 16% increase in term deposits was offset by a 7% decline in demand and notice deposits. Lower demand and notice deposits primarily reflected a reduction in existing customer account balances as clients deployed excess savings over the past year. For clients that retained excess savings, we noted a continued preference for term deposits in the current interest rate environment.

CWB 2024 Third Quarter Report	14

Management’s Discussion and Analysis

Capital market deposits decreased by 9% from last year as several senior deposit note maturities were replaced with broker-sourced term deposits due to lower relative costs at that time. Capital market deposits now represent 11% of total deposits, compared to 12% last year.

Broker-sourced deposits remained relatively consistent with the prior year and represent 26% of total deposits. While our preference is to raise relationship-based franchise deposits, the broker deposit market continues to be a deep and efficient source to raise insured fixed term retail deposits and has proven to be a reliable and effective way to access funding and liquidity over a wide geographic base. At times broker-sourced deposits also reflect a lower relative cost compared to other funding options. We raise only fixed term broker deposits, with terms to maturity between one and five years.

Q3 2024 vs. Q2 2024

Franchise deposits increased 1% sequentially, primarily driven by a 3% increase in term deposits. Demand and notice deposits remained relatively consistent with the prior quarter. Higher term deposits reflect an increase in both new and existing client balances.

Capital market deposits increased 13% from prior quarter and reflected capital market deposit issuance in the quarter at favourable pricing relative to broker deposits. Broker deposits now represent 26% of total deposits compared to 27% last quarter.

Securitization

Securitized leases, loans and mortgages are reported on-balance sheet with total loans. The gross amount of securitized leases and loans recorded on the balance sheet as at July 31, 2024 was $2.3 billion, compared to $2.2 billion last year and $2.1 billion last quarter. The gross amount of mortgages securitized under the National Housing Act Mortgage Backed Securities (NHA MBS) program was $1.2 billion down from $1.4 billion last year and $1.3 billion last quarter. Year-to-date funding from the securitization of leases, loans and mortgages was $796 million, down from $825 million last year.

Securitization funding of $3.2 billion, recorded as debt on our balance sheet, decreased 3% from last year and increased 2% from last quarter.

Other Assets and Other Liabilities

Other assets totaled $1.0 billion as at July 31, 2024, compared to $1.1 billion last year and are consistent with last quarter. The change from last year was primarily driven by lower accounts receivable balances.

Other liabilities totaled $1.0 billion as at July 31, 2024, compared to $1.1 billion last year and last quarter. The decrease from last year and last quarter primarily reflects a decrease in the liability recognized for unfavourable derivative contracts used for interest rate risk management purposes, partially offset by higher accounts payable balances.

Interest Rate Sensitivity

The following table outlines the potential before-tax impact of an immediate and sustained 100 basis point increase or decrease in interest rates on our economic value of equity (EVE) and net interest income (NII). EVE reflects the present value of future cash flows of our assets less the present value of future cash flows of our liabilities on a pre-tax basis.

	July 31, 2024		April 30, 2024		July 31, 2023
Before-tax impact associated with:	EVE Sensitivity	NII Sensitivity(1)	EVE Sensitivity	NII Sensitivity(1)	EVE Sensitivity	NII Sensitivity(1)
100 basis point increase in rates	$(106,617)	$(11,380)	$(85,295)	$(6,736)	$(38,118)	$8,696
100 basis point decrease in rates	$104,222	$9,783	$81,232	$5,025	$29,022	$(9,938)

(1)	Represents the 12-month NII exposure to an immediate and sustained shock in rates.

In addition, a one-percentage point increase in interest rates would decrease OCI by $152,409 (April 30, 2024 – $124,930, July 31, 2023 – $81,694), net of tax and a one-percentage point decrease in interest rates would increase OCI by $158,569 (April 30, 2024 – $129,928, July 31, 2023 – $84,877), net of tax.

The change in EVE and NII sensitivity primarily reflects hedging activity undertaken to manage changes in our deposit and funding profile over the quarter. Both economic value sensitivity and earnings sensitivity remained within limits established by the Board of Directors.

CWB 2024 Third Quarter Report	15

Management’s Discussion and Analysis

The interest rate sensitivities are based on a number of assumptions and factors, which include: a constant structure in the interest sensitive asset and liability portfolios; interest rate changes affecting interest sensitive assets and liabilities by proportionally the same amount, except floor levels for various deposit liabilities and certain floating rate loans, and applied at the appropriate repricing dates; application of behavioural assumptions to indeterminate assets and liabilities; and no early redemptions.

The impact on earnings from changes in market interest rates will also depend on both the magnitude of and speed with which interest rates change, as well as the size and maturity structure of the cumulative interest rate gap position and the management of those positions over time.

We maintain an asset liability structure and interest rate sensitivity within our established policies through pricing and product initiatives, as well as the use of interest rate swaps and other appropriate strategies.

Note 12 of the interim consolidated financial statements for the period ended July 31, 2024, provides the static gap position at July 31, 2024 for select time intervals.

Off-Balance Sheet

Wealth management assets under management and administration of $9.3 billion as at July 31, 2024, increased 14% compared to last year and 6% compared to last quarter. Compared to last year and last quarter, the increase is primarily driven by a higher market value of underlying assets. Indigenous Services assets under advisement of $2.7 billion as at July 31, 2024, increased 17% compared to last year and 12% compared to last quarter and primarily reflected higher market value of underlying assets and new client acquisitions.

Other assets under administration totaled $17.3 billion at quarter end, up from $15.4 billion last year and down from $17.6 billion last quarter. The increase from last year reflects the combined impact of new and existing client growth in CWB Trust Services and an increase in the market value of underlying assets. The decrease from last quarter was primarily driven by the intentional departure of one retail-based CWB Trust Services client as we continue to focus on our institutional customers.

Other off-balance sheet items are comprised of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and contractual purchase obligations. We do not utilize, nor do we have exposure to, collateralized debt obligations or credit default swaps.

Capital Management

OSFI requires Canadian financial institutions to manage and report regulatory capital in accordance with the Basel III capital management framework. We currently report regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, which requires us to carry significantly more capital for certain of our credit exposures compared to requirements under the AIRB methodology. For this reason, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks and other financial institutions that utilize the AIRB methodology. Our required minimum regulatory capital ratios, including a 250 basis point capital conservation buffer, are 7.0% common equity Tier 1 (CET1), 8.5% Tier 1 and 10.5% Total capital.

Subordinated debentures

On June 11, 2024, we redeemed for cash all $250 million outstanding 3.668% Series F NVCC subordinated debentures. The debentures were redeemed for an aggregate amount of $255 million representing the principal amount plus accrued interest.

On January 29, 2024, we issued $250 million of NVCC subordinated debentures, which qualify as Tier 2 regulatory capital. The subordinated debentures have a fixed annual interest rate of 5.949% until January 29, 2029. Thereafter, the rate will be set quarterly at the daily Canadian Overnight Repo Rate (CORRA) plus 273 basis points until maturity on January 29, 2034. This issuance replaced the Series F NVCC subordinated debentures that we redeemed this quarter.

CWB 2024 Third Quarter Report	16

Management’s Discussion and Analysis

Further information is provided in Note 7 of the interim consolidated financial statements for the period ended July 31, 2024.

Regulatory Capital and Capital Adequacy Ratios

(unaudited) (millions)	July 31 2024	April 30 2024	July 31 2023
Regulatory capital
CET1 capital before deductions	$3,672	$3,623	$3,429
Net CET1 deductions	(335)	(334)	(330)
CET1 capital	3,337	3,289	3,099
Tier 1 capital	3,912	3,864	3,674
Total capital	4,571	4,771	4,326
Risk-weighted assets	$32,757	$32,714	$32,929
Capital adequacy ratios
CET1	10.2%	10.1%	9.4%
Tier 1	11.9	11.8	11.2
Total	14.0	14.6	13.1
Leverage	9.0	8.9	8.3

Changes in Capital Ratios

The CET1 capital ratio of 10.2% increased 80 basis points from last year and 10 basis points from last quarter. Compared to the prior year and prior quarter, the increase in CET1 capital ratio is primarily due to higher accumulated other comprehensive income associated with an increase in the fair value of debt securities measured at FVOCI, and retained earnings growth, all partially offset by risk-weighted asset growth.

The Tier 1 capital ratio of 11.9% increased 70 basis points from last year and 10 basis points from last quarter, primarily due to the proportional impact of the same factors noted above.

The Total capital ratio of 14.0% increased 90 basis points from last year and declined 60 basis points from last quarter. In comparison to last year, approximately 75 basis points of the increase was associated with the January 2024 issuance of $250 million NVCC subordinated debentures which qualifies as Tier 2 regulatory capital. In comparison to last quarter, approximately 75 basis point of the decrease was associated with the June 2024 redemption of $250 million Series F NVCC subordinated debentures.

ATM Program

No common shares were issued under the ATM program this fiscal year.

Our ATM program, which expired on July 1, 2024, allowed the periodic issuance up to a total of $150 million of common shares, at our discretion and if needed, at the prevailing market price, under a prospectus supplement to the CWB short-form base shelf prospectus. Under the ATM program, we issued 4,501,766 common shares for gross proceeds of $111 million, or net proceeds of $109 million after commissions and other issuance costs.

(unaudited)	For the three months ended		For the nine months ended
(thousands, except share amounts)	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Common shares issued	-	-	-	1,834,595
Average price per share	$-	$-	$-	$24.53
Gross proceeds	-	-	-	44,998
Net proceeds(1)	-	-	-	44,253

(1)	Gross proceeds less sales commissions and other issuance costs.

CWB 2024 Third Quarter Report	17

Management’s Discussion and Analysis

Dividends and LRCN Distributions

Common shareholders received a quarterly cash dividend of $0.35 per common share on June 20, 2024. On August 29, 2024, our Board of Directors declared a cash dividend of $0.35 per common share, payable on September 26 to shareholders of record on September 12, 2024. This quarterly dividend is up two cents, or 6%, from the dividend declared last year and consistent with last quarter.

On May 1, 2024, we reset the annual dividend rate for Series 5 and Series 9 preferred shares to 6.371% and 7.761%, respectively. The new annual dividend rates reflect the five-year Government of Canada Bond Yield as at April 1, 2024 plus 276 basis points for Series 5 preferred shares and 404 basis points for Series 9 preferred shares. Consistent with the dividend paid to preferred shareholders on July 31, 2024, and consistent with the new effective quarterly dividend rates, the Board of Directors also declared cash dividends of $0.3981875 per Series 5 and $0.4781875 per Series 9 preferred shares, all payable on October 31, 2024 to shareholders of record on October 22, 2024

On July 31, 2024, Series 2 NVCC Limited Recourse Capital Notes (LRCN) note holders received a semi-annual coupon payment of $25 per $1,000 principal amount of notes outstanding (Q3 2023 – $25), reflecting a total coupon payment of $4 million (Q3 2023 – $4 million), recorded in common shareholders’ net income on an after tax basis. On April 30, 2024, Series 1 NVCC LRCN note holders received a semi-annual coupon payment of $30 per $1,000 principal amount of notes outstanding, reflecting a total payment of $5 million.

Further information related to our capital position is provided in Note 15 of the audited consolidated financial statements for the year ended October 31, 2023 and Note 8 of the interim consolidated financial statements for the periods ended July 31, 2024.

Book Value per Common Share

Book value per common share as at July 31, 2024 of $38.52 was up 10% from last year and 4% from last quarter. The increase in both periods primarily reflects higher accumulated other comprehensive income related to derivatives designated as cash flow hedges and FVOCI securities and retained earnings growth.

Significant Changes in Accounting Policies and Financial Statement Presentation

The interim consolidated financial statements for the periods ended July 31, 2024, were prepared using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2023. Additional discussion on future accounting standards that may impact CWB are included in Note 1 of the audited consolidated financial statements for the year ended October 31, 2023 and Note 2 of the interim consolidated financial statements for the periods ended July 31, 2024.

Controls and Procedures

There were no significant changes in our disclosure controls and procedures and internal controls over financial reporting that occurred during the periods ended July 31, 2024, that have materially affected, or are reasonably likely to materially affect, our disclosures of required information and internal controls over financial reporting. Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee’s recommendation, approved by the Board of Directors.

Third-party Credit Ratings

The following table summarizes our current credit ratings issued by DBRS Morningstar, as well as the corresponding rating agency outlook.

	Short-term instruments	Long-term senior debt and long-term deposits	Subordinated debentures (NVCC)	Preferred shares (NVCC)	Limited recourse capital notes (NVCC)
Rating	R1 (low)	A (low)	BBB (low)	Pfd-3	BB (high)
Outlook/Status	Under review with positive implications

Credit ratings do not consider market price or address the suitability of any financial instrument for a particular investor and are not recommendations to purchase, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the rating organization.

CWB 2024 Third Quarter Report	18

Management’s Discussion and Analysis

Updated Share Information

At August 22, 2024, there were 96,687,387 common shares and 1,868,482 stock options outstanding. For additional information on share capital and stock options, see Notes 15 and 16 of the audited annual consolidated financial statements for the year ended October 31, 2023 and Notes 8 and 9 of the interim consolidated financial statements for the period ended July 31, 2024.

Dividend Reinvestment Plan

CWB common shares (TSX: CWB) and preferred shares (TSX: CWB.PR.B; CWB.PR.D) are deemed eligible by CWB to participate in CWB’s dividend reinvestment plan (the Plan). The Plan provides holders of eligible shares of CWB the opportunity to direct cash dividends toward the purchase of CWB common shares. Further details for the Plan are available on CWB’s website.

Summary of Quarterly Financial Information

	2024			2023				2022
(thousands)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue	$298,469	$285,922	$289,991	$291,763	$283,506	$264,414	$272,891	$279,838
Common shareholders’ net income	41,407	76,359	87,921	76,845	83,068	70,040	94,363	67,687
Pre-tax, pre-provision income	142,812	136,523	147,294	143,037	137,213	118,248	129,030	132,528
Earnings per common share
Basic	0.43	0.79	0.91	0.80	0.86	0.73	0.99	0.72
Diluted	0.43	0.79	0.91	0.80	0.86	0.73	0.99	0.72
Adjusted cash	0.60	0.81	0.93	0.94	0.88	0.74	1.02	0.88
Total assets ($ millions)	42,462	41,952	42,695	42,320	42,562	42,228	41,706	41,428

The financial results for each of the last eight quarters are summarized above. For additional details on variations between the prior quarters, refer to the Summary of Quarterly Results section of our annual MD&A for the years ended October 31, 2023 and 2022, and the individual quarterly reports to shareholders, which are available on SEDAR at www.sedarplus.ca and on our website at www.cwb.com.

CWB 2024 Third Quarter Report	19

Consolidated Balance Sheets

(unaudited) ($ thousands)		As at July 31 2024	As at April 30 2024	As at October 31 2023
Assets
Cash Resources	(Note 3)
Cash and non-interest bearing deposits with financial institutions		$84,649	$12,065	$49,114
Interest bearing deposits with financial institutions		58,267	118,908	149,285
Cheques and other items in transit		9,949	29,430	17,410
		152,865	160,403	215,809
Securities	(Note 3)
Issued or guaranteed by Canada		2,612,240	2,572,961	3,268,476
Issued or guaranteed by a province or municipality		1,142,152	873,399	440,313
Other securities		346,709	270,545	200,017
		4,101,101	3,716,905	3,908,806
Securities Purchased under Resale Agreements		-	49,999	134,662
Loans	(Note 4)
Personal		7,001,567	7,058,952	7,117,829
Business		30,438,229	30,115,394	30,092,021
		37,439,796	37,174,346	37,209,850
Allowance for credit losses		(227,128)	(188,037)	(172,563)
		37,212,668	36,986,309	37,037,287
Other
Property and equipment		148,599	145,423	152,355
Goodwill		138,701	138,701	138,701
Intangible assets		242,478	241,457	241,195
Derivatives		123,048	78,488	109,290
Other assets		342,598	434,041	381,998
		995,424	1,038,110	1,023,539
Total Assets		$42,462,058	$41,951,726	$42,320,103

Liabilities and Equity
Deposits	(Note 5)
Personal		$20,612,868	$20,525,948	$19,773,898
Business and government		12,789,954	12,280,173	13,554,551
		33,402,822	32,806,121	33,328,449
Other
Cheques and other items in transit		32,586	36,636	37,831
Derivatives		59,427	143,462	198,596
Other liabilities		929,497	870,514	889,401
		1,021,510	1,050,612	1,125,828
Debt
Debt related to securitization activities	(Note 6)	3,216,099	3,163,455	3,315,721
Subordinated debentures	(Note 7)	522,490	772,249	523,438
		3,738,589	3,935,704	3,839,159
Equity
Preferred shares	(Note 8)	250,000	250,000	250,000
Limited recourse capital notes	(Note 8)	325,000	325,000	325,000
Common shares	(Note 8)	1,014,731	1,011,277	1,007,983
Retained earnings		2,622,022	2,614,406	2,515,719
Share-based payment reserve		28,319	29,487	28,918
Accumulated other comprehensive income (loss)		59,065	(70,881)	(100,953)
Total Equity		4,299,137	4,159,289	4,026,667
Total Liabilities and Equity		$42,462,058	$41,951,726	$42,320,103

The accompanying notes are an integral part of the interim consolidated financial statements.

CWB 2024 Third Quarter Report	20

Consolidated Statements of Income

		For the three months ended		For the nine months ended
(unaudited) ($ thousands, except per share amounts)		July 31 2024	July 31 2023	July 31 2024	July 31 2023

Interest Income	(Note 13)
Loans and leases		$631,758	$592,718	$1,864,095	$1,664,432
Securities		33,838	16,905	107,014	48,432
Deposits with financial institutions		2,653	2,537	11,335	6,718
		668,249	612,160	1,982,444	1,719,582
Interest Expense
Deposits		366,617	327,979	1,099,119	904,962
Debt		37,765	32,023	110,629	89,659
		404,382	360,002	1,209,748	994,621
Net Interest Income		263,867	252,158	772,696	724,961
Non-interest Income
Wealth management services		16,939	16,249	48,303	46,189
Credit related		12,044	11,662	34,837	33,078
Trust services		2,787	2,769	8,583	7,853
Retail services		2,820	2,577	8,455	7,830
(Losses) gains on securities, net		(3)	3	-	(48)
Other		15	(1,912)	1,508	948
		34,602	31,348	101,686	95,850
Total Revenue		298,469	283,506	874,382	820,811
Provision for Credit Losses	(Notes 3 and 4)	54,967	14,976	96,095	16,800
Non-interest Expenses
Salaries and employee benefits		96,414	93,046	272,775	278,080
Premises and equipment		36,458	31,258	104,340	91,859
Other expenses		44,828	23,774	98,124	73,744
		177,700	148,078	475,239	443,683
Net Income before Income Taxes		65,802	120,452	303,048	360,328
Income Taxes		17,229	31,369	77,060	93,641
Net Income		48,573	89,083	225,988	266,687
Preferred share dividends and limited recourse capital note distributions		7,166	6,015	20,301	19,216
Common Shareholders’ Net Income		$41,407	$83,068	$205,687	$247,471

Average number of common shares (in thousands)		96,601	96,337	96,521	95,938
Average number of diluted common shares (in thousands)		96,980	96,337	96,779	95,947
Earnings Per Common Share
Basic		$0.43	$0.86	$2.13	$2.58
Diluted		0.43	0.86	2.13	2.58

The accompanying notes are an integral part of the interim consolidated financial statements.

CWB 2024 Third Quarter Report	21

Consolidated Statements of Comprehensive Income

	For the three months ended		For the nine months ended
(unaudited) ($ thousands)	July 31 2024	July 31 2023	July 31 2024	July 31 2023
Net Income	$48,573	$89,083	$225,988	$266,687
Other Comprehensive Income (Loss), net of tax
Items that will be subsequently reclassified to net income
Debt securities measured at fair value through other comprehensive income
Gains from change in fair value(1)	38,892	3,039	62,947	45,698
Reclassification to net income, of (gains) losses in the period(2)	(3)	(48)	9	(68)
	38,889	2,991	62,956	45,630
Derivatives designated as cash flow hedges
Gains (losses) from change in fair value(3)	83,126	(44,417)	68,274	(46,782)
Reclassification to net income, of losses in the period(4)	7,909	8,022	28,767	20,302
	91,035	(36,395)	97,041	(26,480)
Items that will not be subsequently reclassified to net income Unrealized gains (losses) on equity securities designated at fair value through other comprehensive income(5)	22	75	21	(966)
	129,946	(33,329)	160,018	18,184
Comprehensive Income for the Period	$178,519	$55,754	$386,006	$284,871

(1)	Net of income tax expense of $13,120 and $21,200 for the three and nine months ended July 31, 2024, respectively (2023 – expense of $1,233 and $15,234).
(2)	Net of income tax recovery of $1 and expense $3 for the three and nine months ended July 31, 2024, respectively (2023 – recovery of $35 and $43).
(3)	Net of income tax expense of $27,937 and $22,907 for the three and nine months ended July 31, 2024, respectively (2023 – recovery of $14,880 and $15,595).
(4)	Net of income tax expense of $2,664 and $9,729 for the three and nine months ended July 31, 2024, respectively (2023 – expense of $2,712 and $6,518).
(5)	Net of income tax expense of $7 and $7 for the three and nine months ended July 31, 2024, respectively (2023 – expense of $25 and recovery $296).

The accompanying notes are an integral part of the interim consolidated financial statements

CWB 2024 Third Quarter Report	22

Consolidated Statements of Changes in Equity

		For the nine months ended
(unaudited) ($ thousands)		July 31 2024	July 31 2023
Preferred Shares	(Note 8)
Balance at beginning and end of period		$250,000	$250,000
Limited Recourse Capital Notes	(Note 8)
Balance at beginning and end of period		325,000	325,000
Common Shares	(Note 8)
Balance at beginning of period		1,007,983	956,061
Issued under dividend reinvestment plan		4,936	4,904
Transferred from share-based payment reserve on the exercise or exchange of options		1,812	432
Issued under at-the-market common equity distribution program		-	44,998
Balance at end of period		1,014,731	1,006,395
Retained Earnings
Balance at beginning of period		2,515,719	2,317,146
Net income		225,988	266,687
Dividends and other distributions – Preferred shares and limited recourse capital notes		(20,301)	(19,216)
– Common shares		(99,384)	(93,193)
Issuance costs on at-the-market common equity distribution program	(Note 8)	-	(745)
Balance at end of period		2,622,022	2,470,679
Share-based Payment Reserve	(Note 9)
Balance at beginning of period		28,918	27,466
Amortization of fair value of options		1,213	1,382
Transferred to common shares on the exercise or exchange of options		(1,812)	(432)
Balance at end of period		28,319	28,416
Accumulated Other Comprehensive (Loss) Income
Debt securities measured at fair value through other comprehensive income
Balance at beginning of period		(56,464)	(121,949)
Other comprehensive income		62,956	45,630
Balance at end of period		6,492	(76,319)
Derivatives designated as cash flow hedges
Balance at beginning of period		(44,427)	(21,672)
Other comprehensive income (loss)		97,041	(26,480)
Balance at end of period		52,614	(48,152)
Equity securities designated at fair value through other comprehensive income
Balance at beginning of period		(62)	924
Other comprehensive income (loss)		21	(966)
Balance at end of period		(41)	(42)
Total Accumulated Other Comprehensive Income (Loss)		59,065	(124,513)
Total Equity		$4,299,137	$3,955,977

The accompanying notes are an integral part of the interim consolidated financial statements.

CWB 2024 Third Quarter Report	23

Consolidated Statements of Cash Flows

		For the nine months ended
(unaudited) ($ thousands)		July 31 2024	July 31 2023

Cash Flows from Operating Activities
Net income		$225,988	$266,687
Adjustments to determine net cash flows:
Provision for credit losses	(Notes 3 and 4)	96,095	16,800
Depreciation and amortization		53,723	46,858
Current income taxes receivable and payable, net		12,059	45,410
Accrued interest receivable and payable, net		6,607	62,774
Deferred income taxes, net		4,750	1,748
Amortization of fair value of employee stock options	(Note 9)	1,213	1,382
Losses on securities, net		-	48
Change in operating assets and liabilities:
Deposits, net		74,373	661,733
Loans, net		(270,044)	(1,494,514)
Securities purchased under resale agreements, net		134,662	(394,005)
Securities sold under repurchase agreements, net		-	(247,354)
Debt related to securitization activities, net		(99,622)	243,755
Other items, net		(9,412)	(15,638)
Net Cash from (used in) Operating Activities		230,392	(804,316)
Cash Flows from Financing Activities
Debentures issued, net of issuance costs	(Note 7)	249,031	149,160
Debentures redeemed	(Note 7)	(250,000)	-
Common shares issued, net of issuance costs	(Note 8)	-	44,253
Repayment of lease liabilities		(13,586)	(11,732)
Dividends and limited recourse capital note distributions		(114,749)	(107,505)
Net Cash (used in) from Financing Activities		(129,304)	74,176
Cash Flows from Investing Activities
Interest bearing deposits with financial institutions, net		91,018	(11,186)
Securities, purchased		(5,334,779)	(784,715)
Securities, sale proceeds		1,163,074	60,457
Securities, matured		4,064,168	1,441,876
Property, equipment and intangible assets		(51,250)	(52,215)
Net Cash (used in) from Investing Activities		(67,769)	654,217
Change in Cash and Cash Equivalents		33,319	(75,923)
Cash and Cash Equivalents at Beginning of Period		28,693	55,959
Cash and Cash Equivalents at End of Period*		$62,012	$(19,964)
* Represented by:
Cash and non-interest bearing deposits with financial institutions		$84,649	$13,494
Cheques and other items in transit (included in Cash Resources)		9,949	10,229
Cheques and other items in transit (included in Other Liabilities)		(32,586)	(43,687)
Cash and Cash Equivalents at End of Period		$62,012	$(19,964)

Supplemental Disclosure of Cash Flow Information
Interest and dividends received		$1,932,805	$1,713,342
Interest paid		1,189,523	903,021
Income taxes paid		135,423	66,494

The accompanying notes are an integral part of the interim consolidated financial statements.

CWB 2024 Third Quarter Report	24

Notes to Interim Consolidated Financial Statements

(unaudited)

($ thousands, unless otherwise noted)

1.	Basis of Presentation and Material Accounting Policies

These unaudited condensed interim consolidated financial statements of Canadian Western Bank (CWB) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2023. These interim consolidated financial statements of CWB, headquartered at Suite 3000, 10303 Jasper Avenue, Edmonton, Alberta, have also been prepared in accordance with subsection 308 (4) of the Bank Act and the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). Under IFRS Accounting Standards (IFRS), additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2023.

The interim consolidated financial statements were authorized for issue by the Board of Directors on August 29, 2024.

2.	Changes in Material Accounting Policies and Future Accounting Changes

Changes in Accounting Policies

IAS 1 Presentation of Financial Statements

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements (IAS 1) which require the disclosure of material accounting policy information rather than significant accounting policy information. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

We adopted the amendments to IAS 1 effective November 1, 2023 with no significant impact on our unaudited condensed interim consolidated financial statements.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17) which replaced IFRS 4 Insurance Contracts. In June 2020, the IASB issued amendments to IFRS 17 aimed at helping companies implement the Standard and to defer the effective date. In December 2021, the IASB issued a narrow-scope amendment to the transition requirements in IFRS 17, providing insurers with an option aimed at improving the usefulness of information to investors on initial application of IFRS 17 by presenting comparative information about financial assets, using a classification overlay approach on a basis that is more consistent with how IFRS 9 Financial Instruments (IFRS 9) will be applied in future reporting periods.

This Standard introduces consistent accounting for all insurance contracts. The Standard requires a company to measure insurance contracts using updated estimates and assumptions that reflect the timing of cash flows and any uncertainty relating to insurance contracts. Additionally, IFRS 17 requires an entity to recognize profits as it delivers insurance services, rather than when it receives premiums.

We adopted IFRS 17 and its amendments effective November 1, 2023 with no significant impact upon adoption.

Future Accounting Changes

We continue to monitor the IASB’s proposed changes to accounting standards. Although not expected to materially impact CWB’s consolidated financial statements in the current year, proposed changes may have an impact on future financial statements. Additional discussion on certain accounting standards that may impact CWB is included in Note 1 of the audited consolidated financial statements for the year ended October 31, 2023.

CWB 2024 Third Quarter Report	25

Notes to Interim Consolidated Financial Statements

3.	Securities

Unrealized Gains and Losses

Unrealized gains and losses related to debt securities and cash resources measured at fair value through other comprehensive income (FVOCI) and fair value through profit and loss (FVTPL) are as follows:

	As at July 31, 2024				As at April 30, 2024
	Amortized Cost(2)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost(2)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Measured at FVOCI
Interest bearing deposits with financial institutions(1)	$58,263	$4	$-	$58,267	$118,907	$7	$6	$118,908
Debt securities issued or guaranteed by
Canada	2,604,549	28,134	20,443	2,612,240	2,608,613	4,941	40,593	2,572,961
A province or municipality	1,140,433	2,156	437	1,142,152	875,527	57	2,185	873,399
Other debt securities issued by
United States Treasury	253,676	1,228	748	254,156	225,289	7	3,857	221,439
Other debt securities	74,983	672	3	75,652	31,996	-	182	31,814
Measured at FVTPL
Other debt securities	16,167	1,802	1,068	16,901	14,674	2,767	149	17,292
Total	$4,148,071	$33,996	$22,699	$4,159,368	$3,875,006	$7,779	$46,972	$3,835,813

	As at October 31, 2023
	Amortized Cost(2)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Measured at FVOCI
Interest bearing deposits with financial institutions(1)	$149,292	$2	$9	$149,285
Debt securities issued or guaranteed by Canada	3,308,973	1,718	66,363	3,244,328
A province or municipality	444,545	71	4,303	440,313
Other debt securities issued by United States Treasury	134,434	-	4,706	129,728
Other debt securities	55,305	85	2	55,388
Measured at FVTPL
Debt securities issued by Canada	24,796	-	648	24,148
Other debt securities	12,494	2,569	162	14,901
Total	$4,129,839	$4,445	$76,193	$4,058,091

(1)	Included in cash resources on the consolidated balance sheets.
(2)	The amortized cost of debt securities and cash resources measured at FVOCI is net of the estimated allowance for credit losses of $133 (April 30, 2024 – $140; October 31, 2023 – $120).

Impairment

Impairment losses and recoveries on debt securities measured at FVOCI, estimated using an expected credit loss (ECL) approach, are recognized in the provision for credit losses in the consolidated statements of income and correspondingly reduce the accumulated changes in fair value recorded in OCI.

During the three and nine months ended July 31, 2024, a recovery of $7 and a provision for credit losses of $13 (2023– recovery of $79 and $158), respectively, was recorded in the consolidated statements of income related to a change in the estimated allowance for credit losses on performing debt securities measured at FVOCI, all of which were in Stage 1 as at July 31, 2024 and October 31, 2023.

CWB 2024 Third Quarter Report	26

Notes to Interim Consolidated Financial Statements

4.	Loans, Impaired Loans and Allowance for Credit Losses

Loans at Amortized Cost

Loans, including leases, which are measured at amortized cost and stated net of unearned income, unamortized premiums or discounts and allowances for credit losses, are originated or purchased with the objective of collecting contractual cash flows and generating cash flows that satisfy the requirements of the solely payments of principal and interest test. Loan fees integral to the yield, net of transaction costs, are amortized to interest income using the effective interest method.

The composition of our loan portfolio by geographic region and industry sector follows:

									Composition Percentage
($ millions)	BC	AB	ON	SK	QC	MB	Other	Total	July 31 2024	April 30 2024	October 31 2023

Personal(1)	$1,565	$1,884	$2,923	$264	$-	$149	$217	$7,002	19%	19%	19%

Business
General commercial loans	4,273	4,171	3,960	607	461	477	250	14,199	38	38	37
Commercial mortgages	3,622	2,187	508	203	43	119	-	6,682	18	18	19
Equipment financing and leasing(2)	970	1,502	1,373	486	843	277	457	5,908	16	16	16
Real estate project loans	1,843	661	553	19	19	35	-	3,130	8	8	8
Oil and gas production loans	-	519	-	-	-	-	-	519	1	1	1
	10,708	9,040	6,394	1,315	1,366	908	707	30,438	81	81	81
Total Loans(3)	$12,273	$10,924	$9,317	$1,579	$1,366	$1,057	$924	$37,440	100%	100%	100%
Composition Percentage
July 31, 2024	33%	29%	25%	4%	4%	3%	2%	100%
April 30, 2024	33%	29%	25%	4%	4%	3%	2%	100%
October 31, 2023	32%	30%	25%	4%	4%	3%	2%	100%

(1)	Includes mortgages securitized through the National Housing Act Mortgage Backed Securities program reported on-balance sheet of $1,199 (April 30, 2024 – $1,272 October 31, 2023 – $1,350).
(2)	Includes securitized leases reported on-balance sheet of $2,280 (April 30, 2024 – $2,123; October 31, 2023 – $2,219).
(3)	This table does not include an allocation of the allowance for credit losses.

Credit Quality

Internal Risk Ratings

Within our loan portfolios, borrowers are assigned a borrower risk rating (BRR) that reflects the credit quality of the obligor using industry and sector-specific risk models and expert credit judgment. BRRs are assessed and assigned at the time of loan origination and reviewed at least annually, with the exception of consumer loans and single unit residential mortgages. More frequent reviews are conducted for borrowers with weaker risk ratings, borrowers that trigger a review based on adverse changes in financial performance and borrowers requiring or requesting changes to credit facilities. Each BRR has a probability of default calibrated against it, which is estimated based on our historical loss experience for each risk segment or risk rating level, adjusted for forward-looking information. Our BRR scale broadly aligns to external ratings as follows:

Description	CWB Rating Category	Moody’s Investor Services
Investment grade or low risk	1 to 6M	Aaa to Baa3
Non-investment grade or medium risk	6L to 8L	Ba1 to Caa1
Watchlist or high risk	9H to 10L	Caa2 and below
Impaired	11 to 12	Default

CWB 2024 Third Quarter Report	27

Notes to Interim Consolidated Financial Statements

Carrying Value of Exposures by Risk Rating

Gross carrying amounts of loans and the contractual amounts of committed but undrawn credit exposures and letters of credit, categorized based on internal risk ratings, are as follows:

	As at July 31, 2024
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Loans – Personal
Low risk	$4,025,903	$170,286	$-	$4,196,189
Medium risk	2,247,814	214,457	-	2,462,271
Watchlist or high risk	-	309,898	-	309,898
Impaired	-	-	33,209	33,209
Total	6,273,717	694,641	33,209	7,001,567
Allowance for credit losses	(2,325)	(3,866)	(766)	(6,957)
Total, net of allowance for credit losses	6,271,392	690,775	32,443	6,994,610

Loans – Business
Investment grade or low risk	9,555,439	860,240	-	10,415,679
Non-investment grade or medium risk	16,273,074	2,038,774	-	18,311,848
Watchlist or high risk	-	1,278,933	-	1,278,933
Impaired	-	-	431,769	431,769
Total	25,828,513	4,177,947	431,769	30,438,229
Allowance for credit losses	(60,913)	(65,427)	(93,831)	(220,171)
Total, net of allowance for credit losses	25,767,600	4,112,520	337,938	30,218,058

Total loans	32,102,230	4,872,588	464,978	37,439,796
Allowance for credit losses	(63,238)	(69,293)	(94,597)	(227,128)
Total Loans, Net of Allowance for Credit Losses	$32,038,992	$4,803,295	$370,381	$37,212,668

Committed but Undrawn Credit Exposures and Letters of Credit
Investment grade or low risk	$4,290,587	$472,483	$-	$4,763,070
Non-investment grade or medium risk	6,525,257	725,709	-	7,250,966
Watchlist or high risk	-	90,718	-	90,718
Total	10,815,844	1,288,910	-	12,104,754
Allowance for credit losses	(2,979)	(1,188)	-	(4,167)
Total, Net of Allowance for Credit Losses	$10,812,865	1,287,722	$-	12,100,587

	As at October 31, 2023
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Loans – Personal
Low risk	$3,936,718	$227,367	$-	$4,164,085
Medium risk	2,481,695	205,827	-	2,687,522
Watchlist or high risk	-	245,456	-	245,456
Impaired	-	-	20,766	20,766
Total	6,418,413	678,650	20,766	7,117,829
Allowance for credit losses	(1,463)	(2,103)	(42)	(3,608)
Total, net of allowance for credit losses	6,416,950	676,547	20,724	7,114,221

Loans – Business
Investment grade or low risk	9,654,222	674,160	-	10,328,382
Non-investment grade or medium risk	16,094,997	2,130,931	-	18,225,928
Watchlist or high risk	-	1,292,501	-	1,292,501
Impaired	-	-	245,210	245,210
Total	25,749,219	4,097,592	245,210	30,092,021
Allowance for credit losses	(64,502)	(61,296)	(43,157)	(168,955)
Total, net of allowance for credit losses	25,684,717	4,036,296	202,053	29,923,066

Total loans	32,167,632	4,776,242	265,976	37,209,850
Allowance for credit losses	(65,965)	(63,399)	(43,199)	(172,563)
Total Loans, Net of Allowance for Credit Losses	$32,101,667	$4,712,843	$222,777	$37,037,287

Committed but Undrawn Credit Exposures and Letters of Credit
Investment grade or low risk	$4,595,928	$206,234	$-	$4,802,162
Non-investment grade or medium risk	6,816,600	518,697	-	7,335,297
Watchlist or high risk	-	189,729	-	189,729
Total	11,412,528	914,660	-	12,327,188
Allowance for credit losses	(1,899)	(850)	-	(2,749)
Total, Net of Allowance for Credit Losses	$11,410,629	$913,810	$-	$12,324,439

CWB 2024 Third Quarter Report	28

Notes to Interim Consolidated Financial Statements

Impaired and Past Due Loans

Outstanding gross loans and impaired loans, net of allowance for credit losses, by loan type, are as follows:

	As at July 31, 2024				As at April 30, 2024
	Gross Amount	Gross Impaired Amount(1)	Stage 3 Allowance	Net Impaired Loans	Gross Amount	Gross Impaired Amount(1)	Stage 3 Allowance	Net Impaired Loans
Personal	$7,001,567	$33,209	$766	$32,443	$7,058,952	$32,268	$420	$31,848
Business
General commercial loans	14,198,827	218,255	61,315	156,940	13,943,161	135,613	26,349	109,264
Commercial mortgages(2)	6,682,483	96,700	12,075	84,625	6,818,365	95,343	11,369	83,974
Equipment financing and leasing	5,908,133	97,615	15,936	81,679	5,769,442	74,844	13,781	61,063
Real estate project loans	3,130,076	19,199	4,505	14,694	3,029,005	19,200	4,505	14,695
Oil and gas production loans	518,710	-	-	-	555,421	-	-	-
	30,438,229	431,769	93,831	337,938	30,115,394	325,000	56,004	268,996
Total	$37,439,796	$464,978	$94,597	$370,381	$37,174,346	$357,268	$56,424	$300,844

	As at October 31, 2023
	Gross Amount	Gross Impaired Amount(1)	Stage 3 Allowance	Net Impaired Loans
Personal	$7,117,829	$20,766	$42	$20,724
Business
General commercial loans	13,681,133	91,530	19,070	72,460
Commercial mortgages(2)	7,105,877	103,743	17,458	86,285
Equipment financing and leasing	5,722,326	39,976	6,584	33,392
Real estate project loans	3,098,229	9,961	45	9,916
Oil and gas production loans	484,456	-	-	-
	30,092,021	245,210	43,157	202,053
Total	$37,209,850	$265,976	$43,199	$222,777

(1)	Gross impaired loans include foreclosed assets with a carrying value of $5,645 (April 30, 2024 - $6,029; October 31, 2023 - $2,712). We pursue timely realization on foreclosed assets and do not use the assets for our own operations.
(2)	Multi-family residential mortgages are included in commercial mortgages.

Outstanding impaired loans, net of allowance for credit losses, by provincial location of security, are as follows:

	As at July 31, 2024			As at April 30, 2024
	Gross Impaired Amount	Stage 3 Allowance	Net Impaired Loans	Gross Impaired Amount	Stage 3 Allowance	Net Impaired Loans
British Columbia	$161,277	34,620	$126,657	$100,203	$9,230	$90,973
Alberta	151,550	36,393	115,157	139,019	30,809	108,210
Ontario	91,485	18,664	72,821	70,938	7,339	63,599
Saskatchewan	27,575	744	26,831	21,332	4,622	16,710
Manitoba	12,612	1,826	10,786	7,013	2,261	4,752
Quebec	10,321	1,363	8,958	9,007	1,066	7,941
Other	10,158	987	9,171	9,756	1,097	8,659
Total	$464,978	94,597	$370,381	$357,268	$56,424	$300,844

	As at October 31, 2023
	Gross Impaired Amount	Stage 3 Allowance	Net Impaired Loans
British Columbia	$59,099	$8,665	$50,434
Alberta	130,141	22,680	107,461
Ontario	44,904	5,855	39,049
Saskatchewan	16,939	4,516	12,423
Manitoba	6,684	655	6,029
Quebec	2,277	229	2,048
Other	5,932	599	5,333
Total	$265,976	$43,199	$222,777

Loans are considered past due when a customer has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired:

	As at July 31, 2024
	1 – 30 days	31 – 60 days	61 – 90 days	Total
Personal	$118,547	$73,437	$10,295	$202,279
Business	204,007	94,211	23,101	321,319
Total	$322,554	$167,648	$33,396	$523,598

Total as at April 30, 2024	$324,034	$142,068	$50,015	$516,117
Total as at October 31, 2023	$231,388	$116,324	$30,188	$377,900

CWB 2024 Third Quarter Report	29

Notes to Interim Consolidated Financial Statements

Allowance for Credit Losses

The allowance for credit losses is our most significant accounting estimate. For impaired loans, the allowance for credit losses is estimated as the difference between the carrying value of the loan and the present value of future cash flows. When future cash flows cannot be reliably estimated, the allowance is determined based on the fair value of the security or market price of the loan. The following disclosures are provided as an update to the information included in Note 6 of the audited consolidated financial statements for the year ended October 31, 2023.

For the performing loan allowance for credit losses, our underlying ECL models incorporate a number of assumptions which involve a significant degree of management judgment and estimation uncertainty that can have a significant impact on financial results. The key drivers in the estimation of ECL are changes in internal risk ratings attributable to credit quality, thresholds used to determine when a borrower has experienced a significant increase in credit risk, and changes in forward-looking information related to macroeconomic variables used in the construction of the scenarios and the weightings assigned based on their relative probabilities.

The three forward-looking macroeconomic scenarios described below reflect information and facts available to us as at July 31, 2024. The base scenario reflects our best estimate, and the upside and downside scenarios are reasonably possible scenarios that are more optimistic or pessimistic. The base scenario reflects improving economic conditions with stable GDP growth and increases in house prices, as well as a decline in interest rates in the latter part of the forecast period. The downside scenario reflects a contraction to the economy early in the forecast period with negative GDP growth, higher unemployment and lower new house prices. The upside scenario reflects a stronger economy with slightly higher GDP growth and new housing price increases along with higher oil exports, than the base scenario. The primary macroeconomic variables, for the next year and the remaining forecast period thereafter, used to estimate ECL are as follows:

	Downside			Upside	Base
Macroeconomic Variable	July 31 2025	Remaining Forecast Period	July 31 2025	Remaining Forecast Period	July 31 2025	Remaining Forecast Period
GDP growth (reduction), year over year	(2)%	2%	2%	2%	2%	2%
Unemployment rate	8	7	6	6	6	6
Three-month treasury bill rate	2.06	1.77	4.77	2 .85	3.33	2.16
New Housing Price Index, year over year	(4)	1	1	2	-	2
5 Year fixed mortgage interest rate	5	5	6	5	6	5
Oil Exports, year over year	(4)	5	10	9	7	8

The primary macroeconomic variables impacting ECL for personal loan portfolios are GDP, New Housing Price Index, and residential mortgage interest rates. Business portfolios are impacted by all of the variables in the table above, to varying degrees. Increases in unemployment rates and interest rates will generally correlate with higher ECL while increases in annual gross domestic product (GDP) growth, oil exports, and New Housing Price Index will generally result in lower ECL.

We weight each scenario based on our view of the probability of each scenario, and the impact of weighting these scenarios increased our ECL on performing loans by $7 million relative to the base scenario as at July 31, 2024 (April 30, 2024 – $16 million; October 31, 2023 – $8 million).

CWB 2024 Third Quarter Report	30

Notes to Interim Consolidated Financial Statements

Reconciliation

A reconciliation of changes in the allowance for credit losses related to loans, committed but undrawn credit exposures and letters of credit follows:

	For the three months ended July 31, 2024
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Personal
Balance at beginning of period	$1,846	$3,057	$420	$5,323
Transfers to (from)(1)
Stage 1	203	(203)	—	—
Stage 2	(421)	421	—	—
Stage 3	—	(119)	119	—
Net remeasurement(2)	(175)	970	358	1,153
New originations	1,015	—	—	1,015
Derecognitions and maturities	(118)	(248)	—	(366)
Provision for credit losses(3)	504	821	477	1,802
Write-offs	—	—	(134)	(134)
Recoveries	—	—	3	3
Balance at end of period	2,350	3,878	766	6,994
Business
Balance at beginning of period	68,875	60,865	56,004	185,744
Transfers to (from)(1)
Stage 1	4,285	(4,285)	—	—
Stage 2	(7,815)	7,898	(83)	—
Stage 3	(87)	(6,371)	6,458	—
Net remeasurement(2)	(17,609)	15,403	49,189	46,983
New originations	25,846	—	—	25,846
Derecognitions and maturities	(9,628)	(6,907)	(3,122)	(19,657)
Provision for (reversal of) credit losses(3)	(5,008)	5,738	52,442	53,172
Write-offs	—	—	(15,505)	(15,505)
Recoveries	—	—	890	890
Balance at end of period	63,867	66,603	93,831	224,301
Total Allowance for Credit Losses(4)	$66,217	$70,481	$94,597	$231,295
Represented by:
Loans	$63,238	$69,293	$94,597	$227,128
Committed but undrawn credit exposures and letters of credit(5)	2,979	1,188	—	4,167
Total Allowance for Credit Losses(4)	$66,217	$70,481	$94,597	$231,295

CWB 2024 Third Quarter Report	31

Notes to Interim Consolidated Financial Statements

	For the nine months ended July 31, 2024
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Personal
Balance at beginning of period	$1,492	$2,140	$42	$3,674
Transfers to (from)(1)
Stage 1	433	(433)	-	-
Stage 2	(1,303)	1,303	-	-
Stage 3	-	(657)	657	-
Net remeasurement(2)	(527)	2,113	303	1,889
New originations	2,506	-	-	2,506
Derecognitions and maturities	(251)	(588)	-	(839)
Provision for credit losses(3)	858	1,738	960	3,556
Write-offs	-	-	(247)	(247)
Recoveries	-	-	11	11
Balance at end of period	2,350	3,878	766	6,994
Business
Balance at beginning of period	66,372	62,109	43,157	171,638
Transfers to (from)(1)
Stage 1	13,618	(13,618)	-	-
Stage 2	(20,464)	20,547	(83)	-
Stage 3	(339)	(42,564)	42,903	-
Net remeasurement(2)	(33,538)	58,387	50,839	75,688
New originations	67,578	-	-	67,578
Derecognitions and maturities	(29,360)	(18,258)	(3,122)	(50,740)
Provision for (reversal of) credit losses(3)	(2,505)	4,494	90,537	92,526
Write-offs	-	-	(43,933)	(43,933)
Recoveries	-	-	4,070	4,070
Balance at end of period	63,867	66,603	93,831	224,301
Total Allowance for Credit Losses(4)	$66,217	$70,481	$94,597	$231,295
Represented by:
Loans	$63,238	$69,293	$94,597	$227,128
Committed but undrawn credit exposures and letters of credit(5)	2,979	1,188	-	4,167
Total Allowance for Credit Losses(4)	$66,217	$70,481	$94,597	$231,295

(1)	Represents stage movements prior to remeasurement of the allowance for credit losses.
(2)	Represents credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions, including changes in forward-looking macroeconomic forecasts and qualitative adjustments, and changes due to partial repayment.
(3)	Included in the provision for credit losses in the consolidated statements of income.
(4)	Allowances for credit losses related to debt securities measured at FVOCI, cash resources and other financial assets classified at amortized cost are excluded from the table above. See Note 3 for details related to the allowance for credit losses on debt securities measured at FVOCI. Cash resources and other financial assets classified at amortized cost are presented in the consolidated balance sheets, net of allowance for credit losses.
(5)	Included in other liabilities in the consolidated balance sheets.

CWB 2024 Third Quarter Report	32

Notes to Interim Consolidated Financial Statements

	For the three months ended July 31, 2023
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Personal
Balance at beginning of period	$1,159	$3,311	$288	$4,758
Transfers to (from)
Stage 1	27	(27)	-	-
Stage 2	(75)	75	-	-
Stage 3	-	(19)	19	-
Net remeasurement	(243)	-	189	(54)
New originations	291	-	-	291
Derecognitions and maturities	(51)	(122)	(19)	(192)
Provision for (reversal of) credit losses	(51)	(93)	189	45
Write-offs	-	-	(320)	(320)
Recoveries	-	-	89	89
Balance at end of period	1,108	3,218	246	4,572
Business
Balance at beginning of period	66,242	52,962	46,562	165,766
Transfers to (from)
Stage 1	2,269	(2,269)	-	-
Stage 2	(3,071)	3,071	-	-
Stage 3	(58)	(854)	912	-
Net remeasurement	(9,338)	7,681	13,618	11,961
New originations	16,301	-	-	16,301
Derecognitions and maturities	(5,130)	(3,103)	(5,019)	(13,252)
Provision for credit losses	973	4,526	9,511	15,010
Write-offs	-	-	(7,377)	(7,377)
Recoveries	-	-	697	697
Balance at end of period	67,215	57,488	49,393	174,096
Total Allowance for Credit Losses	$68,323	$60,706	$49,639	$178,668

	For the nine months ended July 31, 2023
	Performing		Impaired
	Stage 1	Stage 2	Stage 3	Total
Personal
Balance at beginning of period	$1,047	$2,778	$140	$3,965
Transfers to (from)
Stage 1	142	(142)	-	-
Stage 2	(294)	294	-	-
Stage 3	(1)	(56)	57	-
Net remeasurement	(624)	721	472	569
New originations	937	-	-	937
Derecognitions and maturities	(99)	(377)	(19)	(495)
Provision for credit losses	61	440	510	1,011
Write-offs	-	-	(520)	(520)
Recoveries	-	-	116	116
Balance at end of period	1,108	3,218	246	4,572
Business
Balance at beginning of period	50,239	66,373	46,551	163,163
Transfers to (from)
Stage 1	16,359	(16,359)	-	-
Stage 2	(8,116)	8,116	-	-
Stage 3	(106)	(3,033)	3,139	-
Net remeasurement	(26,386)	11,339	10,383	(4,664)
New originations	49,101	-	-	49,101
Derecognitions and maturities	(13,876)	(8,948)	(5,666)	(28,490)
Provision for (reversal of) credit losses	16,976	(8,885)	7,856	15,947
Write-offs	-	-	(21,451)	(21,451)
Recoveries	-	-	16,437	16,437
Balance at end of period	67,215	57,488	49,393	174,096
Total Allowance for Credit Losses	$68,323	$60,706	$49,639	$178,668
Represented by:
Loans	$65,201	$58,774	$49,639	$173,614
Committed but undrawn credit exposures and letters of credit	3,122	1,932	-	5,054
Total Allowance for Credit Losses	$68,323	$60,706	$49,639	$178,668

CWB 2024 Third Quarter Report	33

Notes to Interim Consolidated Financial Statements

5.	Deposits

	As at July 31, 2024			As at April 30, 2024
	Individuals	Business and Government	Total	Individuals	Business and Government	Total
Payable on demand	$25,527	$924,636	$950,163	$27,991	$874,832	$902,823
Payable after notice	7,134,212	5,265,384	12,399,596	7,274,162	5,205,773	12,479,935
Payable on a fixed date	13,453,129	6,599,934	20,053,063	13,223,795	6,199,568	19,423,363
Total	$20,612,868	$12,789,954	$33,402,822	$20,525,948	$12,280,173	$32,806,121

	As at October 31, 2023
	Individuals	Business and Government	Total
Payable on demand	$30,380	$980,924	$1,011,304
Payable after notice	6,616,801	6,139,026	12,755,827
Payable on a fixed date	13,126,717	6,434,601	19,561,318
Total	$19,773,898	$13,554,551	$33,328,449

6.	Financial Assets Transferred But Not Derecognized

Securitization of leases and loans

We securitize equipment financing leases and loans to third parties. These securitizations do not qualify for derecognition as we continue to be exposed to certain risks associated with the leases and loans, therefore we have not transferred substantially all of the risks and rewards of ownership. As the leases and loans do not qualify for derecognition, the assets are not removed from the consolidated balance sheets and a securitization liability is recognized within debt related to securitization activities for the cash proceeds received.

During the nine months ended July 31, 2024, we securitized equipment financing leases and loans of $800,788 (2023 – $748,898) and received gross cash proceeds of $728,941 (2023 – $681,471) from third parties.

Securitization of residential mortgages

We securitize fully insured residential mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage Backed Securities (NHA MBS) program sponsored by Canada Mortgage and Housing Corporation (CMHC). The mortgage-backed securities are sold directly to third party investors, sold to the Canada Housing Trust (CHT) as part of the Canada Mortgage Bond (CMB) program or are held by us. The CHT issues CMBs, which are government guaranteed, to third party investors and uses resulting proceeds to purchase NHA MBS from us and other mortgage issuers in the Canadian market.

The third-party sale of the mortgage pools that comprise the NHA MBS does not qualify for derecognition as we retain the credit and interest rate risks associated with the mortgages, which represent substantially all of the risks and rewards associated with the transferred assets. As a result, the mortgages remain on the consolidated balance sheets as personal loans and are carried at amortized cost. Cash proceeds from the third-party sale of the mortgage pools, including those sold as part of the CMB program, are recognized within debt related to securitization activities.

During nine months ended July 31, 2024, we securitized residential mortgages of $68,655 (2023 – $145,773) which were sold to the CHT for gross cash proceeds of $66,641 (2023 – $143,701).

Details about the nature of transferred financial assets that do not qualify for derecognition and the associated liabilities follow:

	As at July 31, 2024		As at April 30, 2024
	Carrying value	Fair Value	Carrying Value	Fair Value
Transferred Assets that do not Qualify for Derecognition
Securitized leases and loans	$2,279,846	$2,240,609	$2,123,212	$2,075,121
Securitized residential mortgages	1,115,702	1,110,782	1,202,912	1,197,331
	3,395,548	3,351,391	3,326,124	3,272,452
Associated Liabilities(1)	3,216,099	3,214,630	3,163,455	3,146,462
Net Position	$179,449	$136,761	$162,669	$125,990

CWB 2024 Third Quarter Report	34

Notes to Interim Consolidated Financial Statements

	As at October 31, 2023
	Carrying Value	Fair Value
Transferred Assets that do not Qualify for Derecognition
Securitized leases and loans	$2,218,720	$2,135,851
Securitized residential mortgages	1,307,446	1,299,117
	3,526,166	3,434,968
Associated Liabilities(1)	3,315,721	3,277,147
Net Position	$210,445	$157,821

(1)	Associated liabilities consist of $2,076,108 related to securitized leases and loans (April 30, 2024 – $1,932,713; October 31, 2023 – $2,020,913), and $1,139,991 related to residential mortgages securitized through the NHA MBS program (April 30, 2024 – $1,230,742; October 31, 2023 – $1,294,808).

As at July 31, 2024, we have securitized residential mortgages through the NHA MBS program totaling $83,664 with a fair value of $83,295 that were not transferred to third parties (April 30, 2024 – $69,350 with a fair value of $69,028; October 31, 2023 – $42,066 with a fair value of $41,798).

7.	Subordinated Debentures

Issuance

On January 29, 2024, we issued $250,000 of Non-Viability Contingent Capital (NVCC) subordinated debentures with a fixed annual interest rate of 5.949% until January 29, 2029. Thereafter, the rate will be set quarterly at the daily compounded Canadian Overnight Repo Rate (CORRA) plus 273 basis points until maturity on January 29, 2034. The debentures are redeemable on or after January 29, 2029 subject to the prior written consent of OSFI.

Upon the occurrence of a trigger event (as defined by OSFI), each subordinated debenture will be automatically converted, without the consent of the holders, into CWB common shares. Conversion to common shares will be determined by dividing the debenture conversion value (the principal amount of the debenture plus accrued but unpaid interest times a multiplier of 1.5) by the common share value (the greater of (i) the floor price of $5.00 and (ii) the current market price calculated as the volume-weighted average trading price for the ten consecutive trading days ending on the day immediately prior to the date of the conversion).

Redemption

On June 11, 2024, we redeemed for cash all $250,000 outstanding 3.668% Series F NVCC subordinated debentures. The debentures were redeemed for an aggregate amount of $254,585 representing the principal amount plus accrued interest.

8.	Capital Stock

Share Capital

		For the nine months ended
		July 31, 2024		July 31, 2023
		Number of Shares	Amount	Number of Shares	Amount
Preferred Shares – Series 5
Outstanding at beginning and end of period		5,000,000	$125,000	5,000,000	$125,000
Preferred Shares – Series 9
Outstanding at beginning and end of period		5,000,000	125,000	5,000,000	125,000
		10,000,000	250,000	10,000,000	250,000
Limited Recourse Capital Notes – Series 1
Outstanding at beginning and end of period		175,000	175,000	175,000	175,000
Limited Recourse Capital Notes – Series 2
Outstanding at beginning and end of period		150,000	150,000	150,000	150,000
		325,000	325,000	325,000	325,000
Common Shares
Outstanding at beginning of period		96,434,034	1,007,983	94,326,112	956,061
Issued under dividend reinvestment plan		151,501	4,936	201,591	4,904
Issued on exercise or exchange of options(1)	(Note 9)	83,122	1,812	15,205	432
Issued under at-the-market common equity distribution program		-	-	1,834,595	44,998
		96,668,657	1,014,731	96,377,503	1,006,395
Total			$1,589,731		$1,581,395

(1)	Represents shares issued and amounts transferred from the share-based payment reserve to share capital upon cashless settlement of option exercised.

CWB 2024 Third Quarter Report	35

Notes to Interim Consolidated Financial Statements

Preferred Shares

Preferred Shares – Series 5

Effective May 1, 2024, we reset the Non-Viability Contingent Capital (NVCC) First Preferred Shares Series 5 (Series 5 Preferred Shares) annual dividend rate to 6.371%, representing the five-year Government of Canada Bond Yield as at April 1, 2024 plus 276 basis points. Beginning May 1, 2024, holders of Series 5 Preferred Shares are entitled to receive quarterly fixed rate non-cumulative preferential cash dividends in the amount of $0.3981875 per share, when declared by the Board of Directors of CWB. We may redeem the Series 5 Preferred Shares, in whole or in part, on April 30, 2029 and on April 30 every five years thereafter. All other terms remain unchanged.

Preferred Shares – Series 9

Effective May 1, 2024, we reset the NVCC First Preferred Shares Series 9 (Series 9 Preferred Shares) annual dividend rate to 7.651%, representing the five-year Government of Canada Bond Yield as at April 1, 2024 plus 404 basis points. Beginning May 1, 2024, holders of Series 9 Preferred Shares are entitled to receive quarterly fixed rate non-cumulative preferential cash dividends in the amount of $0.4781875 per share, when declared by the Board of Directors of CWB. We may redeem the Series 9 Preferred Shares, in whole or in part, on April 30, 2029 and on April 30 every five years thereafter. All other terms remain unchanged.

At-the-market (ATM) Common Equity Distribution Program

Our ATM program, which expired on July 1, 2024, allowed the periodic issuance up to a total of $150 million of common shares, at our discretion and if needed, at the prevailing market price, under a prospectus supplement to the CWB short- form base shelf prospectus.

	For the three months ended		For the nine months ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Common shares issued	-	-	-	1,834,595
Average price per share	$-	$-	$-	$24.53
Gross proceeds	-	-	-	44,998
Net proceeds(1)	-	-	-	44,253

(1)	Gross proceeds less sales commissions and other issuance costs.

9.	Share-based Payments

Stock Options

	For the three months ended
	July 31, 2024		July 31, 2023
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance at beginning of period	2,258,245	$30.40	2,309,848	$30.23
Granted	20,321	43.35	-	-
Exercised or exchanged	(310,097)	31.21	-	-
Expired	(10,304)	31.93	(7,464)	31.87
Forfeited	-	-	(62,235)	28.71
Balance at End of Period	1,958,165	$30.40	2,240,149	$30.27

	For the nine months ended
	July 31, 2024		July 31, 2023
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance at beginning of period	2,214,627	$30.25	1,871,717	$31.63
Granted	415,196	31.70	570,049	24.23
Exercised or exchanged	(329,332)	31.12	(124,654)	23.70
Expired	(227,661)	31.00	(7,464)	31.87
Forfeited	(114,665)	28.98	(69,499)	29.13
Balance at End of Period	1,958,165	$30.40	2,240,149	$30.27

CWB 2024 Third Quarter Report	36

Notes to Interim Consolidated Financial Statements

All exercised options are settled via non-cash settlement, which provides the option holder the number of shares equivalent to the excess of the market value of the shares under option, determined at the exercise date, over the exercise price. During the nine months ended July 31, 2024, option holders exchanged the rights to 329,332 (2023 – 124,654) options and received 83,122 (2023 – 15,205) shares in return by way of cashless settlement.

For the nine months ended July 31, 2024, salary expense of $1,213 (2023 – $1,382) was recognized relating to the estimated fair value of options granted. The fair value of options granted were estimated using binomial option pricing models with the following variables and assumptions:

	For the three months ended
Stock options granted during the period ended	July 31, 2024	January 31, 2024	January 31, 2023
Number of options granted	20,321	394,875	570,049
Risk-free interest rate	3.6%	3.2%	3.1%
Contractual option life	7.0 years	7.0 years	5.0 years
Expected annual volatility	37%	32%	34%
Expected annual dividends	3.3%	4.4%	5.4%
Estimated weighted average fair value of options granted	$12.30	$5.96	$4.18

Further details related to stock options outstanding and exercisable at July 31, 2024 follow:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$24.23	485,342	5.4	$24.23	-	$-
$29.07 to $31.93	1,029,345	4.0	30.56	634,470	30.23
$35.15 to $37.03	423,157	3.2	36.47	126,679	35.15
$43.35	20,321	6.9	43.35	-	-
Total	1,958,165	4.2	$30.40	761,149	$31.00

CWB 2024 Third Quarter Report	37

Notes to Interim Consolidated Financial Statements

10.	Contingent Liabilities and Commitments

In the ordinary course of business, we are party to legal proceedings. Based on current knowledge, we do not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or results of operations.

11.	Fair Value of Financial Instruments

Financial Assets and Liabilities by Measurement Basis

The following table provides the carrying amount of financial instruments by category as defined in IFRS 9 and by balance sheet heading. The table sets out the fair values of financial instruments (including derivatives) using the valuation methods and assumptions referred to below the table. The table does not include assets and liabilities that are not considered financial instruments. The table also excludes assets and liabilities which are considered financial instruments but are not recorded at fair value and for which the carrying amount approximates fair value.

As at July, 31 2024	Derivatives	Amortized Cost	FVOCI	FVTPL	Total Carrying Amount	Fair Value	Fair Value Over/(Under) Carrying Amount
Financial Assets
Cash resources	$-	$94,598	$58,267	$-	$152,865	$152,865	$-
Securities	-	-	4,084,200	16,901	4,101,101	4,101,101	-
Securities purchased under resale agreements	-	-	-	-	-	-	-
Loans(1)	-	37,457,967	-	-	37,457,967	37,172,161	(285,806)
Derivatives	123,048	-	-	-	123,048	123,048	-
Total	$123,048	$37,552,565	$4,142,467	$16,901	$41,834,981	$41,549,175	$(285,806)
Financial Liabilities
Deposits(1)	$-	$33,434,322	$-	$-	$33,434,322	$33,496,378	$62,056
Debt	-	3,738,589	-	-	3,738,589	3,775,397	36,808
Derivatives	59,427	-	-	-	59,427	59,427	-
Total	$59,427	$37,172,911	$-	$-	$37,232,338	$37,331,202	$98,864
As at April 30, 2024
Total Financial Assets	$78,488	$37,277,121	$3,818,521	$17,292	$41,191,422	$40,938,239	$(253,183)
Total Financial Liabilities	$143,462	$36,775,215	$-	$-	$36,918,677	$36,938,893	$20,216
As at October 31, 2023
Total Financial Assets	$109,290	$37,453,424	$4,019,042	$39,049	$41,620,805	$41,246,036	$(374,769)
Total Financial Liabilities	$198,596	$37,194,697	$-	$-	37,393,293	$36,979,189	$(414,104)

(1)	Loans and deposits exclude deferred premiums, deferred revenue, allowance for credit losses and fair value hedge adjustments, which are not financial instruments.

Fair values are based on our best estimates based on market conditions and pricing policies at a certain point in time. Methods used to estimate the fair values of financial instruments remain unchanged from the audited consolidated financial statements for the year ended October 31, 2023.

The fair value estimates are subjective and involve particular assumptions and matters of judgment and, as such, may not be reflective of future fair values. Further information on how we estimate the fair value of financial instruments is included in Note 24 of the audited consolidated financial statements for the year ended October 31, 2023.

Fair Value Hierarchy

We categorize fair value measurements of financial instruments according to a three-level hierarchy. Level 1 fair value measurements reflect unadjusted quoted prices in active markets for identical assets and liabilities that we can access at the measurement date. Level 2 fair value measurements are estimated using observable inputs, including quoted market prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and model inputs that are either observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 fair value measurements are determined using one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date.

CWB 2024 Third Quarter Report	38

Notes to Interim Consolidated Financial Statements

The following table presents our financial assets and liabilities that are either carried at fair value on the balance sheet or where fair value is disclosed, categorized by level under the fair value hierarchy:

As at July 31, 2024	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash resources	$152,865	$139,057	$13,808	$-
Securities	4,101,101	673,071	3,428,030	-
Securities purchased under resale agreements	-	-	-	-
Loans	37,172,161	-	-	37,172,161
Derivatives	123,048	-	123,048	-
Total	$41,549,175	$812,128	$3,564,886	$37,172,161
Financial Liabilities
Deposits	$33,496,378	$-	$33,496,378	$-
Debt	3,775,397	-	3,775,397	-
Derivatives	59,427	-	59,427	-
Total	$37,331,202	$-	$37,331,202	$-
As at April 30, 2024
Financial Assets	$40,938,239	$420,369	$3,585,426	$36,932,444
Financial Liabilities	$36,938,893	$-	$36,938,893	$-
As at October 31, 2023
Financial Assets	$41,246,036	$667,341	$3,701,226	$36,877,469
Financial Liabilities	$36,979,189	$-	$36,979,189	$-

Financial instruments that are not carried on the balance sheet at fair value, but where fair values are disclosed above, include select cash resource balances, securities purchased under resale agreements, loans, deposits and debt.

12.	Interest Rate Sensitivity

Our exposure to interest rate risk as a result of a difference, or gap, between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments, is discussed in Note 22 of the audited consolidated financial statements for the year ended October 31, 2023. The following table shows the gap position for selected time intervals.

Asset Liability Gap Positions

($ millions)	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	2 to 5 Years	More than 5 Years	Non- interest Sensitive	Total
July 31, 2024
Assets
Cash resources and securities	$728	$693	$944	$2,365	$1,849	$17	$23	$4,254
Loans(1)	14,943	2,579	6,459	23,981	13,245	247	(260)	37,213
Other assets(2)	-	-	-	-	-	-	995	995
Derivative financial instruments(3)	1,731	200	1,930	3,861	5,115	173	487	9,636
Total	17,402	3,472	9,333	30,207	20,209	437	1,245	52,098
Liabilities and Equity
Deposits(1)	13,984	1,501	6,179	21,664	11,462	305	(28)	33,403
Other liabilities(2)	-	-	-	-	-	-	1,021	1,021
Debt	115	218	896	1,229	2,531	-	(21)	3,739
Equity	-	-	-	-	575	-	3,724	4,299
Derivative financial instruments(3)	7,638	90	169	7,897	1,252	-	487	9,636
Total	21,737	1,809	7,244	30,790	15,820	305	5,183	52,098
Interest Rate Sensitive Gap	$(4,335)	$1,663	$2,089	$(583)	$4,389	$132	$(3,938)	$-
Cumulative Gap	$(4,335)	$(2,672)	$(583)	$(583)	$3,806	$3,938	$-	$-
Cumulative Gap as a Percentage of Total Assets	(8.3)%	(5.1)%	(1.1)%	(1.1)%	7.3%	7.6%	-%	-%
April 30, 2024
Cumulative Gap	$(4,275)	$(2,568)	$(93)	$(93)	$3,648	$3,751	$-	$-
Cumulative Gap as a Percentage of Total Assets	(8.3)%	(5.0)%	(0.2)%	(0.2)%	7.1%	7.3%	-%	-%
October 31, 2023
Cumulative Gap	$(4,240)	$(1,294)	$1,103	$1,103	$3,421	$3,692	$-	$-
Cumulative Gap as a Percentage of Total Assets	(8.1)%	(2.5)%	2.1%	2.1%	6.6%	7.1%	-%	-%

(1)	Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.
(2)	Accrued interest is excluded in calculating interest sensitive assets and liabilities.
(3)	Derivative financial instruments are included in this table at the notional amount.

CWB 2024 Third Quarter Report	39

Notes to Interim Consolidated Financial Statements

The effective weighted average interest rates of financial assets and liabilities are shown below:

July 31, 2024	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	2 to 5 Years	More than 5 Years	Total
Total Assets	7.0%	5.5%	5.2%	6.3%	5.0%	5.6%	5.8%
Total Liabilities	4.2	3.9	4.3	4.2	4.4	5.2	4.3
Interest Rate Sensitive Gap	2.8%	1.6%	0.9%	2.1%	0.6%	0.4%	1.5%
April 30, 2024
Total Assets	7.2%	5.0%	5.0%	6.3%	4.9%	5.6%	5.7%
Total Liabilities	4.4	4.0	4.1	4.4	4.1	5.3	4.3
Interest Rate Sensitive Gap	2.8%	1.0%	0.9%	1.9%	0.8%	0.3%	1.4%
October 31, 2023
Total Assets	7.2%	4.7%	4.6%	6.1%	4.7%	5.7%	5.6%
Total Liabilities	4.5	4.5	3.9	4.4	3.8	4.8	4.2
Interest Rate Sensitive Gap	2.7%	0.2%	0.7%	1.7%	0.9%	0.9%	1.4%

13.	Interest Income

The composition of our interest income follows:

	For the three months ended		For the nine months ended
	July 31 2024	July 31 2023	July 31 2024	July 31 2023
Loans and leases measured at amortized cost(1)	$631,758	$592,718	$1,864,095	$1,664,432
Securities
Debt securities measured at FVOCI(1)	32,641	14,350	103,241	41,091
Securities purchased under resale agreements measured at amortized cost(1)	1,197	2,555	3,773	7,341
Deposits with regulated financial institutions measured at FVOCI(1)	2,653	2,537	11,335	6,718
Total	$668,249	$612,160	$1,982,444	$1,719,582

(1)	Interest income is calculated using the effective interest method.

CWB 2024 Third Quarter Report	40

Notes to Interim Consolidated Financial Statements

14.	Capital Management

Capital for Canadian financial institutions is managed and reported in accordance with a capital management framework specified by OSFI commonly called Basel III. We currently utilize the Standardized approach for calculating risk-weighted assets for credit risk. Additional information about our capital management practices is provided in Note 27 of the audited consolidated financial statements for the year ended October 31, 2023 and in the Capital Management section of the Q3 2024 Management’s Discussion and Analysis.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well-capitalized and protect customer deposits, while providing a satisfactory return for shareholders.

Capital Structure and Regulatory Ratios

	As at July 31 2024	As at April 30 2024	As at October 31 2023
Regulatory capital, net of deductions
Common equity Tier 1	$3,337,058	$3,289,206	$3,157,495
Tier 1	3,912,058	3,864,206	3,732,495
Total	4,571,246	4,771,098	4,388,046
Capital ratios
Common equity Tier 1	10.2%	10.1%	9.7%
Tier 1	11.9	11.8	11.5
Total	14.0	14.6	13.5
Leverage ratio	9.0	8.9	8.5

As at July 31, 2024, we complied with all external capital requirements.

CWB 2024 Third Quarter Report	41

Shareholder Information

CWB Financial Group
Corporate Headquarters

Suite 3000, 10303 Jasper Avenue NW
CWB Place
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888

Fax: (780) 423-8897

cwb.com

Stock Exchange Listings

The Toronto Stock Exchange (TSX)
Common Shares: CWB

Series 5 Preferred Shares: CWB.PR.B
Series 9 Preferred Shares: CWB.PR.D

Transfer Agent and Registrar

Computershare

100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1
Telephone: (416) 263-9200

Toll-free: (800) 564-6253

Fax: (888) 453-0330

Website: www.computershare.com

Eligible Dividends Designation

CWB designates all common and preferred share dividends paid to Canadian residents as “eligible dividends”, as defined in the Income Tax Act (Canada), unless otherwise noted.

Dividend Reinvestment Plan

CWB’s dividend reinvestment plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage and commission fees. For information about participation in the plan, please contact the Transfer Agent and Registrar.

Investor Relations Department

CWB Financial Group

Suite 3000, 10303 Jasper Avenue NW
CWB Place

Edmonton, AB T5J 3X6
Telephone: (780) 508-8229

Toll-free: (800) 836-1886

Email: InvestorRelations@cwbank.com

More comprehensive investor information - including supplemental financial reports, quarterly financial releases, corporate presentations, corporate fact sheets and frequently asked questions - is available in the Investor Relations section at cwb.com.

Filings are available on the Canadian Securities Administrators' website at sedarplus.ca.

Quarterly Conference Call and Webcast

CWB’s quarterly conference call and live audio webcast will take place on August 30, 2024 at 10:30 a.m. ET. The webcast will be archived on CWB’s website at cwb.com for sixty days. A replay of the conference call will be available until September 6, 2024, by dialing 1 (888) 390-0541 and entering passcode 895054#.

CWB 2024 Third Quarter Report	42